                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of July 2001


                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)


      [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                         Form 20-F |X|    Form 40-F |_|


      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes |_|    No |X|

      [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________]


                      ------------------------------------


This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation
                     (Registration Statement No. 333-13160)

                               DAIMLERCHRYSLER AG

         FORM 6-K: TABLE OF CONTENTS


         1. Press Release of DaimlerChrysler AG, dated July 20, 2001, on DaimlerChrysler Group's financial performance in the second quarter of 2001

         2. Interim Report to Stockholders for the three and six month periods ended June 30, 2001

         3. Unaudited Interim Condensed Consolidated Financial Statements of DaimlerChrysler AG as of June 30, 2001 and for the three and six month periods ended June 30, 2001 and 2000

                           FORWARD-LOOKING INFORMATION

         This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for Chrysler Group, Freightliner and Mitsubishi Motors promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements.

                                DAIMLERCHRYSLER


                                                               Press Information

                                                                   July 20, 2001

Contact:
Michael Pfister                                           Phone +49-711-17-93635
Thomas Froehlich                                          Phone +49-711-17-93311
Han Tjan                                                  Phone +1-212-909-9061


PROFIT IMPROVEMENT IN THE SECOND QUARTER IN LINE WITH PLAN

o AFTER A LOSS IN THE FIRST QUARTER, SECOND-QUARTER OPERATING PROFIT ADJUSTED FOR ONE-TIME EFFECTS OF [EURO]0.7 BILLION (Q2 2000:
      [EURO]2.6 BILLION)

o     NET INCOME ADJUSTED FOR ONE-TIME EFFECTS OF [EURO]0.5 BILLION (Q2 2000:
      [EURO]1.7 BILLION); ADJUSTED EARNINGS PER SHARE OF [EURO]0.53 (Q2 2000:
      [EURO]1.74)

o     CONTINUED SUCCESS FOR MERCEDES-BENZ PASSENGER CARS & SMART

o SIGNIFICANTLY IMPROVED OPERATING PERFORMANCE AT CHRYSLER GROUP DUE TO THE INCREASE IN UNIT SALES OVER THE FIRST QUARTER AND IMPLEMENTATION OF TURNAROUND PLAN

o COMMERCIAL VEHICLES DIVISION SUBSTANTIALLY IMPACTED BY SITUATION IN NORTH AMERICA

Stuttgart / Auburn Hills. After a loss in the first quarter, DaimlerChrysler (stock exchange code = DCX) again achieved a positive result in the second quarter of 2001. This is primarily a result of the substantial reduction of losses at Chrysler Group, which fulfilled all of the milestones set for the first half of 2001.

The Group's Operating Profit, including a one-time effect of [EURO]0.2 billion as a result of the gain in the sale of 60% of the shares in TEMIC, the automotive electronics subsidiary, was [EURO]0.9 billion (Q2 2000: [EURO]2.6 billion).

Net Income, including one-time effects, was[EURO]0.7 billion (Q2 2000:[EURO]1.7 billion) and Earnings Per Share were[EURO]0.73 (Q2 2000:[EURO]1.74). Excluding one-time effects, Net Income was [EURO]0.5 billion (Q2 2000:[EURO]1.7 billion) or[EURO]0.53 (Q2:[EURO]1.74) per Share.

1.3 MILLION VEHICLES SOLD WORLDWIDE

DaimlerChrysler sold 1.3 million vehicles worldwide in the second quarter of 2001 (Q2 2000: 1.3 million). While Mercedes-Benz Passenger Cars & smart achieved a 6% increase in unit sales, Chrysler Group reported a 4% decline in shipments to dealers due to market conditions in North America. As a result of the fall in demand for heavy trucks in North America, the Commercial Vehicles division also reported a decline in unit sales of 12%.

As expected, the overall Group Revenues fell in the second quarter by 5% to [EURO]41.5 billion. This is due to the fact that the prior year's figures included the Revenues of Dasa, debis Systemhaus and Automotive Electronics (TEMIC). From May 2001, Adtranz was also deconsolidated. Adjusted for these changes in the consolidated Group, Revenues were 3% higher than in the previous year.

In the first half of 2001, Group Revenues of[EURO]77.0 billion were 9% lower than in the first six months of 2000. Adjusted for changes in the consolidated group, Revenues decreased by 3 %. Operating Profit, adjusted for one-time effects, was[EURO]0.1 billion (1st half of 2000:[EURO]5.1 billion). There was adjusted Net Income of[EURO]0.2 billion (H1 2000:[EURO]3.4 billion) and adjusted Earnings Per Share of[EURO]0.16 (H1 2000:[EURO]3.43).

IMPROVED COMMERCIAL VEHICLES POSITION IN ASIA

In the period under review, DaimlerChrysler significantly improved its strategic position in the Commercial Vehicles business in Asia. Through the acquisition of Volvo's 3.3% equity interest in Mitsubishi Motors (MMC), including all rights and product development work from the previous cooperation between MMC and Volvo in the area of commercial vehicles, DaimlerChrysler has substantially strengthened its competitive position. The transaction was completed in June 2001.

At the end of June, DaimlerChrysler announced a joint venture with Hyundai Motor in South Korea to produce Mercedes-Benz diesel engines for commercial vehicles. This is the first cooperation with Hyundai Motor in the field of commercial vehicles.

MERCEDES-BENZ PASSENGER CARS & SMART WITH INCREASED UNIT SALES, REVENUES AND OPERATING PROFIT

The Mercedes-Benz Passenger Cars & smart division continued its growth course in the second quarter, despite the generally softening automobile market. Unit sales increased by 6% to 328,800 vehicles, while revenues were up 10% to [EURO]12.5 billion and Operating Profit, excluding one-time effects, also rose by 10% to [EURO]830 million.

Worldwide, 295,100 Mercedes-Benz cars were sold, 7% more than in the second quarter of 2000. Due to the high demand for the division's cars, particularly for the C-Class sedans, sport coupes and station wagons, Mercedes-Benz unit sales in Western Europe increased by 11% to 197,800 vehicles. In the contracting German market, a growth rate of 7% to 109,000 vehicles was particularly impressive. This resulted in Mercedes-Benz's market share rising to 12%. In the U.S. and Japan, Mercedes-Benz did not quite equal the high sales levels of the prior year. But, due to the availability of all C-Class variants, growth is expected for those markets in the second half of the year.

There were unit sales of 33,700 smart cars, which was slightly more than the high figure in the previous year.

CHRYSLER GROUP'S TURNAROUND PROCEEDS ACCORDING TO PLAN

As a result of cost savings achieved by the turnaround plan and the increase in Unit Sales over the first quarter, Chrysler Group's Operating Loss excluding one-time effects of -[EURO]0.1 billion was a significant improvement over the previous quarter (-[EURO]1.4 billion).

But there was a negative impact from continuing high U.S. industry marketing costs and a decline in unit sales compared with the previous year. Second-quarter shipments to dealers fell by 4% compared with the previous year to 821,000 vehicles. Revenues of [EURO]18.2 billion were 1% higher than in the year before. Measured on a US dollar basis Revenues declined by 5%.

After declines in April and May, Chrysler Group in June recorded a 1% increase over the June 2000 figure in retail sales in the U.S.

Sales of the successful Chrysler PT Cruiser were still high, with shipments of 44,400 vehicles in the second quarter, and there was a strong 16% increase in unit sales of minivans. In April, Chrysler Group started production of the new Jeep Liberty in the newly constructed assembly plant in Toledo, Ohio. By the end of June, dealers had already ordered 60,000 units, which is an even better sales start than with the Chrysler PT Cruiser.

PERFORMANCE OF COMMERCIAL VEHICLES IMPACTED BY SITUATION IN NORTH AMERICA

The Commercial Vehicles division reported a 12% decline in unit sales to 127,900 vehicles in the second quarter. Revenues of [EURO]7.3 billion were 5% below the previous year's figure. After a loss in the first quarter, Operating Profit, excluding one-time effects of [EURO]127 million, was positive again (Q2 2000:
[EURO]406 million), but still affected by the difficult situation in North America.

At Freightliner, the new management is accelerating and expanding the company's turnaround plan. This restructuring plan will be presented this fall.

At Freightliner, Sterling and Thomas Built Buses Unit Sales fell by 35% to 28,500 vehicles as a result of the decrease in the market for heavy trucks in North America.

Due to reduced market demand in Europe and the collapse of the markets in Turkey and Argentina, unit sales of 26,100 Mercedes-Benz trucks did not equal the previous year's figure (-14%). The difficult market situation in

Turkey was also the reason why sales of Mercedes-Benz and Setra buses declined by 4% to 7,200 units.

The Mercedes-Benz Vans unit continued its positive business trend, with unit sales increasing by 2% to 62,700 vehicles.

REFOCUS FOR SERVICES

DaimlerChrysler Services generated second-quarter revenues of [EURO]4.3 billion; excluding IT Services, revenues were 14% higher than in the year before. As a result of the fall in demand for both heavy trucks and used-vehicle prices in North America, Operating Profit of [EURO]101 million was lower than in the year before. Contract volume rose to [EURO]141.4 billion (end of Q2 2000: [EURO]118.7 billion), of which [EURO]13 billion resulted from exchange-rate movements.

In February 2001, DaimlerChrysler Services initiated a project to refocus the division and to increase its profitability. One of the ways in which this will be done is by further improving the cooperation between Financial Services and the vehicle divisions' sales departments.

MITSUBISHI MOTORS CORPORATION

As had been expected, in the first quarter of the company's financial year, which began on April 1, 2001 unit sales by Mitsubishi vehicles declined significantly. As part of the turnaround plan, the new management has implemented cost-cutting measures as well as a new organizational and management structure. Breakeven is anticipated in the current financial year.

OTHER BUSINESSES

MTU Aero Engines increased its revenues by 28% to [EURO]753 million. It reported particularly strong increases in the sale and maintenance of engines for civil aircraft and of gas turbines.

The European Aeronautic Defence and Space Company (EADS), in which DaimlerChrysler has a stake of 33%, had an order backlog of about [EURO]170 billion at the end of the second quarter. These orders ensure employment for the next six years.

OUTLOOK FOR FULL-YEAR 2001

Based on the developments expected for the international automotive markets and on current exchange rates, DaimlerChrysler assumes that Operating Profit, adjusted for one-time effects, for full-year 2001 will be within the announced range of [EURO]1.2-1.7 billion.

Mercedes-Benz Passenger Cars & smart will again exceed the previous year's high figures for unit sales, revenues and earnings, due to an extremely attractive product range, which will be upgraded again in the fall with the new SL roadster and the revised M-Class.

Weaker demand for automobiles in the U.S. will lead to a distinct decline in unit sales by Chrysler Group. The continuation of difficult market conditions remains a major challenge.

There will be a decline in unit sales and revenues for the Commercial Vehicles division as a result of the market slump in North America and the market downturn in Western Europe. Operating Profit will decrease significantly because of the situation in North America. This fall the division will further expand its attractive product range with the Vaneo compact van and the new Mercedes-Benz Axor range of trucks.

The Services division is expected to generate revenues at a similar level to last year. Operating profit, excluding one-time effects, will probably be lower than the level achieved in 2000.



This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for Chrysler Group, Freightliner and Mitsubishi Motors promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements.

INTERNET SITE

Additional information and news from DaimlerChrysler is available on the Internet at: WWW.MEDIA.DAIMLERCHRYSLER.COM

              FIGURES FOR THE 2ND QUARTER 2001/FIRST HALF-YEAR 2001


DaimlerChrysler Group                                 Q2            Q2          Change          YTD            YTD          Change
  values in [EURO]                                   2001          2000          01:00          2001           2000          01:00
------------------------------------------------------------------------------------------------------------------------------------
Operating profit, in millions ...............           934         2,626        - 64 %         (2,816)         5,078           - .
Operating profit, adjusted 1), in millions ..           725         2,626        - 72 %            115          5,078        - 98 %
Net income, in millions .....................           731         1,748        - 58 %         (1,626)         3,453           - .
Net income, adjusted 1), in millions ........           535         1,748        - 69 %            162          3,441        - 95 %
Earnings per share (EPS) ....................          0.73          1.74        - 58 %          (1.62)          3.44           - .
EPS, adjusted 1) ............................          0.53          1.74        - 70 %           0.16           3.43        - 95 %
Revenues, in millions .......................        41,454        43,738         - 5 %         76,979         84,701         - 9 %
Employees ...................................       382,558       474,849        - 19 %        382,558        474,849        - 19 %


Operating Profit by Segments 1)                       Q2            Q2          Change          YTD            YTD          Change
  in millions of [EURO]                              2001          2000          01:00          2001           2000          01:00
------------------------------------------------------------------------------------------------------------------------------------
Mercedes-Benz Passenger Cars & smart ........           830           753        + 10 %          1,500          1,344        + 12 %
Chrysler Group ..............................          (148)        1,163           - .         (1,557)         2,516           - .
Commercial Vehicles .........................           127           406        - 69 %            (11)           664           - .
Services ....................................           101           220        - 54 %            250            415        - 40 %
Others ......................................           (57)          156           - .             10            188        - 95 %


Revenues by Segments                                  Q2            Q2          Change          YTD            YTD          Change
  in millions of[EURO]                               2001          2000          01:00          2001           2000          01:00
------------------------------------------------------------------------------------------------------------------------------------
Mercedes-Benz Passenger Cars & smart ........        12,499        11,413        + 10 %         23,671         21,307        + 11 %
Chrysler Group ..............................        18,241        18,038         + 1 %         31,863         37,009        - 14 %
Commercial Vehicles .........................         7,323         7,707         - 5 %         13,857         14,672         - 6 %
Services ....................................         4,323         4,585         - 6 %          8,373          8,541         - 2 %
Others ......................................         1,166         3,985        - 71 %          2,865          6,861        - 58 %


Unit Sales by Segments ......................     Q2 2001       Q2 2000          01:00      YTD 2001       YTD 2000          01:00
------------------------------------------------------------------------------------------------------------------------------------
Mercedes-Benz Passenger Cars & smart ........       328,800       309,700         + 6 %        620,300        570,100         + 9 %
Chrysler Group ..............................       821,000       851,100         - 4 %      1,481,900      1,774,700        - 16 %
Commercial Vehicles .........................       127,900       145,100        - 12 %        247,100        281,300        - 12 %


1) excluding one-time effects

              FIGURES FOR THE 2ND QUARTER 2001/FIRST HALF-YEAR 2001

                  U.S. dollar figures - convenience translation

                   All values, including the 2000 figures, are
                      converted from euro figures with the
                    exchange rate of [EURO] 1= U.S.-$ 0.8474
                    (Noon Buying Rate of the Federal Reserve
                       Bank of New York on June 29, 2001).

DaimlerChrysler Group                             Q2           Q2          Change           YTD             YTD          Change
  values in U.S.-$                               2001         2000          01:00           2001            2000          01:00
------------------------------------------------------------------------------------------------------------------------------------
Operating profit, in millions  ..............       791        2,225        - 64 %          (2,386)          4,303           - .
Operating profit, adjusted 1), in millions ..       614        2,225        - 72 %              97           4,303        - 98 %
Net income, in millions .....................       619        1,481        - 58 %          (1,378)          2,926           - .
Net income, adjusted 1), in millions ........       453        1,481        - 69 %             137           2,916        - 95 %
Earnings per share (EPS) ....................      0.62         1.47        - 58 %           (1.37)           2.92           - .
EPS, adjusted 1) ............................      0.45         1.47        - 70 %            0.14            2.91        - 95 %
Revenues, in millions .......................    35,128       37,064         - 5 %          65,232          71,776         - 9 %
Employees ...................................   382,558      474,849        - 19 %         382,558         474,849        - 19 %


Operating Profit by Segments 1)                   Q2           Q2          Change           YTD             YTD          Change
  in millions of U.S.-$                          2001         2000          01:00           2001            2000          01:00
------------------------------------------------------------------------------------------------------------------------------------
Mercedes-Benz Passenger Cars & smart ........       703          638        + 10 %           1,271           1,139        + 12 %
Chrysler Group ..............................      (125)         986           - .          (1,319)          2,132           - .
Commercial Vehicles .........................       108          344        - 69 %              (9)            563           - .
Services ....................................        86          186        - 54 %             212             352        - 40 %
Others ......................................       (48)         132           - .               8             159        - 95 %


Revenues by Segments                              Q2           Q2          Change           YTD             YTD          Change
  in millions of U.S.-$                          2001         2000          01:00           2001            2000          01:00
------------------------------------------------------------------------------------------------------------------------------------
Mercedes-Benz Passenger Cars & smart ........    10,592        9,671        + 10 %          20,059          18,056        + 11 %
Chrysler Group ..............................    15,457       15,285         + 1 %          27,001          31,361        - 14 %
Commercial Vehicles .........................     6,206        6,531         - 5 %          11,742          12,433         - 6 %
Services ....................................     3,663        3,885         - 6 %           7,095           7,238         - 2 %
Others ......................................       988        3,377        - 71 %           2,428           5,814        - 58 %


Unit Sales by Segments                        Q2 2001      Q2 2000          01:00       YTD 2001        YTD 2000          01:00
------------------------------------------------------------------------------------------------------------------------------------
Mercedes-Benz Passenger Cars & smart ........   328,800      309,700         + 6 %         620,300         570,100         + 9 %
Chrysler Group ..............................   821,000      851,100         - 4 %       1,481,900       1,774,700        - 16 %
Commercial Vehicles .........................   127,900      145,100        - 12 %         247,100         281,300        - 12 %


1) excluding one-time effects

                                 DAIMLERCHRYSLER



                                 INTERIM REPORT

                                     Q2 2001

CONTENTS

Business Review                                       3
Mercedes-Benz Passenger Cars & smart                  6
Chrysler Group                                        7
Commercial Vehicles                                   8
Services                                              9
Other                                                10
Analysis of the Financial Situation                  12
Consolidated Financial Statements                    16
Disclosure Schedule                                  20

DAIMLERCHRYSLER                                  Q2 01        Q2 01         Q2 00      % change
Amounts in millions                             US $ 1)      [EURO]        [EURO]
-----------------------------------------------------------------------------------------------------
REVENUES                                        35,128       41,454        43,738            -5 2)
European Union                                   9,520       11,235        13,738           -18
    Germany                                      5,061        5,972         6,663           -10
USA                                             19,599       23,128        22,586            +2
Other Markets                                    6,009        7,091         7,414            -4
EMPLOYEES (JUNE 30)                                         382,558       474,849           -19
INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT     2,135        2,520         2,866           -12
CASH PROVIDED BY OPERATING ACTIVITIES            6,224        7,345         4,787           +53
OPERATING PROFIT                                   791          934         2,626           -64
OPERATING PROFIT ADJUSTED 3)                       614          725         2,626           -72
NET INCOME                                         619          731         1,748           -58
    Per Share (in US $/[EURO])                    0.62         0.73          1.74           -58
NET INCOME ADJUSTED 3)                             453          535         1,748           -69
    Per Share adjusted 3) (in US $/[EURO])        0.45         0.53          1.74           -70
-----------------------------------------------------------------------------------------------------

1) Rate of exchange: [EURO]1 = US $ 0.8474 (based on the noon buying rate on June 29, 2001).
2)       A 3% increase after adjusting for changes in the consolidated group.
3)       Excluding one-time effects.

                      REVENUES 1)            OPERATING PROFIT 2)           NET INCOME 2)            EARNINGS PER SHARE 2)
                 in billions of [EURO]      in billions of [EURO]      in billions of [EURO]             in [EURO]
                  2000          2001          2000         2001          2000          2001          2000          2001
--------------------------------------------------------------------------------------------------------------------------
Q1                38.9          35.5          2.5          (0.6)          1.7          (0.4)         1.69        (0.37)
Q2                40.4          41.5          2.6           0.7           1.7           0.5          1.74         0.53
Q3                36.3             -          0.5             -           0.3             -          0.33            -
Q4                40.5             -         (0.4)            -          (0.3)            -         (0.29)           -

1)       Adjusted for changes in the consolidated group
2)       Excluding one-time effects

DAIMLERCHRYSLER                                  Q1-2 01      Q1-2 01       Q1-2 00      % change
Amounts in millions                               US $ 1)      [EURO]        [EURO]
-------------------------------------------------------------------------------------------------------
REVENUES                                          65,232       76,979        84,701            -9 2)
European Union                                    19,201       22,659        25,814           -12
    Germany                                        9,528       11,244        12,318            -9
USA                                               34,657       40,898        44,985            -9
Other Markets                                     11,374       13,422        13,902            -3
EMPLOYEES (JUNE 30)                                           382,558       474,849           -19
INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT       4,262        5,030         5,173            -3
CASH PROVIDED BY OPERATING ACTIVITIES              9,230       10,892        11,042            -1
OPERATING PROFIT (LOSS)                           (2,386)      (2,816)        5,078             .
OPERATING PROFIT ADJUSTED 3)                          97          115         5,078           -98
NET INCOME (LOSS)                                 (1,378)      (1,626)        3,453             .
    Per Share (in US $/[EURO])                     (1.37)       (1.62)         3.44             .
NET INCOME ADJUSTED 3)                               137          162         3,441           -95
    Per Share adjusted 3) (in US $/[EURO])          0.14         0.16          3.43           -95
-------------------------------------------------------------------------------------------------------

1) Rate of exchange: [EURO]1 = US $ 0.8474 (based on the noon buying rate on June 29, 2001).
2)       A 3% decrease after adjusting for changes in the consolidated group.
3)       Excluding one-time effects.

BUSINESS REVIEW

PROFIT IMPROVEMENT IN LINE WITH PLAN

o SECOND-QUARTER EARNINGS TREND CONFIRMS THE EXPECTATIONS FOR THE YEAR 2001 ANNOUNCED AT THE ANNUAL RESULTS PRESS CONFERENCE IN FEBRUARY

o REVENUES OF [EURO]41.5 BILLION (-5%), +3% ON A COMPARABLE BASIS; REVENUE GROWTH AT MERCEDES-BENZ PASSENGER CARS & SMART OFFSET BY DECLINES AT COMMERCIAL VEHICLES AND SERVICES

o OPERATING PROFIT OF [EURO]0.9 BILLION (Q2 2000: [EURO]2.6 BILLION) FOLLOWING A LOSS OF [EURO]3.8 BILLION IN THE FIRST QUARTER; ONE-TIME GAIN OF [EURO]0.2 BILLION FROM SALE OF TEMIC SHARES

o   EXCLUDING ONE-TIME EFFECTS, OPERATING PROFIT OF [EURO]0.7 BILLION (Q2 2000:
    [EURO]2.6 BILLION); HALF-YEAR RESULT POSITIVE AS OPERATING PROFIT IN SECOND QUARTER OFFSETS LOSS IN FIRST QUARTER

o EXCLUDING ONE-TIME EFFECTS NET INCOME OF [EURO]0.5 BILLION (Q2 2000:[EURO]1.7 BILLION) AND [EURO]0.53 PER SHARE (Q2 2000: [EURO]1.74)

o   CONTINUING POSITIVE BUSINESS TREND AT MERCEDES-BENZ PASSENGER CARS & SMART

o AT CHRYSLER GROUP SIGNIFICANTLY LOWER OPERATING LOSS EXCLUDING ONE-TIME EFFECTS OF [EURO]0.1 BILLION (Q1 2001: LOSS OF [EURO]1.4 BILLION) AS TURNAROUND PLAN TAKES EFFECT; MEASURES IMPLEMENTED ACCORDING TO PLAN

o COMMERCIAL VEHICLES' PERFORMANCE SUBSTANTIALLY IMPACTED BY DETERIORATION OF NORTH AMERICAN MARKET


POSITIVE RESULTS IN THE SECOND QUARTER

o In the second quarter of 2001, DaimlerChrysler returned to a positive operating profit of [EURO]0.9 billion (Q2 2000: [EURO]2.6 billion), following a loss of [EURO]3.8 billion in the first quarter of 2001. This was primarily due to the substantial reduction in the Chrysler Group loss as a result of the turnaround plan's cost-cutting measures.

o Adjusted for the one-time gain of [EURO]0.2 billion from the sale of TEMIC shares, there was an operating profit of [EURO]0.7 billion (Q2 2000:
    [EURO]2.6 billion); this more than compensates for the loss in the first quarter, so there is also a positive result for the first half of the year.

o Mercedes-Benz Passenger Cars & smart continued its positive trend and increased its operating profit excluding one-time effects by 10% to [EURO]0.8 billion.

o As a result of cost savings achieved by the turnaround plan and the increase in unit sales over the first quarter, Chrysler Group's operating loss excluding one-time effects of [EURO]0.1 billion was a significant improvement over the previous quarter.

o In the second quarter, Commercial Vehicles again achieved a positive operating profit excluding one-time effects of [EURO]0.1 billion, significantly below the previous year's level of [EURO]0.4 billion. This division's performance has been significantly affected by the decline in demand for heavy trucks in North America.

o Due to falling used-vehicle prices in the NAFTA region for both passenger cars and commercial vehicles, the Services division's operating profit of [EURO]0.1 billion did not equal the prior year's level ([EURO]0.2 billion).

o The MTU Aero Engines business unit, as well as our stakes in EADS and TEMIC, which we include in our financial statements at equity value, each made positive contributions to DaimlerChrysler's operating profit. However, as we had expected, the contribution from our equity interest in Mitsubishi Motors in the second quarter was negative.

LOWER REVENUES AND UNIT SALES PARTICULARLY IN NORTH AMERICA

o In the second quarter of 2001, DaimlerChrysler sold 1.3 million vehicles worldwide (Q2 2000: 1.3 million). Mercedes-Benz Passenger Cars & smart increased its unit sales by 6%, but Chrysler Group's shipments to dealers fell by 4% due to a weaker US market. Commercial Vehicles also recorded lower unit sales, down by 12%, mainly due to a dramatic shrinkage in the US market for heavy trucks.

o As anticipated, Group revenues decreased by 5% to [EURO]41.5 billion. This was due to lower unit sales, as well as the inclusion of Dasa, debis Systemhaus and TEMIC (Automotive Electronics) in last year's figures. Additionally, from May 2001 Adtranz was no longer consolidated. Adjusted for changes in the consolidated Group, revenues were 3% higher than in the prior year.

o Net income was [EURO]0.7 billion in the second quarter. Adjusted for one-time effects, net income was [EURO]0.5 billion, following a net loss in the first quarter of [EURO]0.4 billion. However, there were significant declines compared with the second quarter of last year. Earnings per share of [EURO]0.73 and [EURO]0.53 (excluding one-time effects) were also below the corresponding figures in 2000.

    For the first half of the year net income was -[EURO]1.6 billion and earnings per share of -[EURO]1.62 ([EURO]3.5 billion and [EURO]3.44 in the first half of 2000); excluding one-time effects, net income was [EURO]0.2 billion and earnings per share of [EURO]0.16 ([EURO]3.4 billion and [EURO]3.43 in the prior year).

CONCENTRATION ON THE AUTOMOTIVE BUSINESS

o On April 2, we agreed to sell 60% of our shares in TEMIC to Continental. The antitrust authorities approved the transaction on June 11. Continental consequently took over the management of the company. We have the option to sell the remaining 40% of TEMIC's shares to Continental at an agreed price between 2002 and 2005. Therefore, with effect from April 1, TEMIC is no longer included in the Group consolidation but is accounted for at equity, reflecting our 40% stake. With this sale we have integrated TEMIC into a strong automotive-supplier group with a broad product portfolio, opening up new growth prospects for it.

o On April 3, the European antitrust authorities approved the sale of Adtranz, our Rail Systems business unit, to Bombardier, an aviation and rail systems group. The operations of Adtranz are no longer included in the DaimlerChrysler Group after April 30, 2001.

STRATEGIC DEVELOPMENTS IN ASIA

o On April 11, we agreed with AB Volvo to acquire its 3.3% equity stake in Mitsubishi Motors, including all rights from the previous cooperation between Volvo and Mitsubishi Motors in the area of commercial vehicles. With this agreement we have created the right conditions for achieving a strong competitive position in the Asian commercial vehicle business. The transaction was completed in June 2001.

o Our cooperation with Mitsubishi Fuso, the commercial vehicles division of Mitsubishi Motors, has begun, and initial joint projects have been identified. From December 2001, for example, DaimlerChrysler will take over the sale of the Fuso light truck Canter in some selected European markets.

o With Hyundai Motor Company (HMC) in South Korea we established a joint venture for the production of medium-sized commercial vehicle engines in June. A jointly held company was set up in July. The company will manufacture Mercedes-Benz Series 900 diesel engines.

382,558 EMPLOYEES WORLDWIDE

o At the end of the second quarter, 382,558 people were employed by DaimlerChrysler worldwide (end of Q2 2000: 474,849). The decrease is primarily due to the fact that Dasa (excluding MTU Aero Engines), debis Systemhaus, TEMIC and Adtranz were placed in alliances or divested, and their employees are therefore no longer included in the personnel figures of the DaimlerChrysler Group. In the operating areas we have reduced employee numbers, primarily at Chrysler Group and Freightliner in connection with their profit-improving initiatives. Due to the inclusion of Detroit Diesel and Western Star in the consolidated Group the size of the workforce increased by around 9,000 persons.

o Adjusted for changes in the consolidated Group, the number of employees decreased by 3%.

OUTLOOK

o As already stated at the annual results press conference on February 26, the operating results in the third quarter of 2001 are expected to be lower than in the second quarter due to seasonal fluctuations typical of the automotive business. For full-year 2001 we still expect to achieve our announced earnings targets.

o DaimlerChrysler anticipates revenues of more than [EURO]145 billion for 2001. Revenues will be lower than in 2000, chiefly due to the changes in the consolidated Group (Dasa, debis Systemhaus, TEMIC, Adtranz).

o Mercedes-Benz Passenger Cars & smart expects to again surpass the high figures of the prior year for unit sales, revenues and earnings, reflecting in particular the attractive product range, which will be further upgraded again in the fall with the launch of the new SL and the revised M-Class.

o The weaker demand for automobiles in the US will lead to a decline in unit sales for Chrysler Group. At the end of June 2001, Chrysler Group met the targets set in its turnaround plan and is confident of achieving the goals set for full-year 2001.

o Due to the slump in the market for heavy trucks in North America, the Commercial Vehicles division will not achieve last year's levels of unit sales and revenues. Operating profit will therefore decline significantly. In addition, there will be a negative impact from the shrinking markets in Argentina and Turkey, as well as from the demand slowdown likely in Western Europe.

    At Freightliner the current initiatives to improve profitability will be further intensified. The details of the more radical restructuring program will be announced in fall of this year.

o Adjusted for changes in the consolidated Group, the Services division's revenues should be similar to the level achieved in 2000. But in a difficult market environment, margins will remain under pressure. Operating profit adjusted for one-time effects is currently expected to remain below last year's level.

o As a result of its initiated restructuring measures, Mitsubishi Motors expects to achieve breakeven operating results during its current financial year, which ends on March 31, 2002. EADS anticipates a continuation of its positive business trend, with probable increases in revenues, incoming orders and earnings.

o Based on the expected development of global automotive markets and the current exchange-rate situation, we expect DaimlerChrysler's operating profit adjusted for one-time effects to be in the announced range of [EURO]1.2-1.7 billion in full-year 2001. From today's perspective, it seems likely that lower earnings at Commercial Vehicles and a weaker euro than originally anticipated will be offset by a lower than expected operating loss at Chrysler Group and a better operating profit at Services.

Share Price Index
(as of January 2, 2001)

                          DaimlerChrysler        DAX        MSCI Automobiles
                                                                  Index
January 2, 2001                       100        100                     100
January 31, 2001                      115        108                     108
February 28, 2001                     120         99                     110
March 30, 2001                        114         93                     107
April 30, 2001                        127        100                     110
May 31, 2001                          122         97                     109
June 29, 2001                         122         96                     110
July 10, 2001                         122         92                     110

MERCEDES-BENZ PASSENGER CARS & SMART

o   FURTHER GROWTH IN UNIT SALES, REVENUES AND OPERATING PROFIT

o POSITIVE LAUNCH FOR C-CLASS SPORT COUPE AND STATION WAGON AND LONG-WHEELBASE A-CLASS

o   STRONG DEMAND FOR NEW SMART VARIANTS

Amounts in millions              Q2 01         Q2 01         Q2 00      % change
                                  US $        [EURO]        [EURO]
--------------------------------------------------------------------------------
Operating Profit                   695           820           753            +9
Operating Profit adj. *)           703           830           753           +10
Revenues                        10,592        12,499        11,413           +10
Unit Sales                                   328,798       309,725            +6
Production                                   327,466       284,017           +15
Employees (June 30)                          104,019        99,593            +4
--------------------------------------------------------------------------------

*) Adjusted to reflect pro-rated allocation of impairment charges to the DCXNET portfolio from the first quarter.

Unit Sales                      Q2 01         Q2 00      % change
-------------------------------------------------------------------
Total                          328,798       309,725            +6
  Western Europe               230,391       212,066            +9
    Germany                    120,229       115,004            +5
  USA                           55,170        57,905            -5
  Japan                         11,136        10,824            +3
  Other markets                 32,101        28,930           +11
-------------------------------------------------------------------


FURTHER IMPROVEMENT IN OPERATING RESULTS

o In the second quarter of 2001, the Mercedes-Benz Passenger Cars & smart division increased unit sales by 6% to 328,798 vehicles. Revenues also improved by 10% to [EURO]12.5 billion. Operating profit excluding one-time effects increased by 10% to [EURO]830 million.

SUCCESS WITH THE C-CLASS

o Worldwide, unit sales of Mercedes-Benz cars rose by 7% to 295,100 vehicles. A 61% increase in C-Class unit sales more than compensated for the expected lifecycle-related decline of the E-Class.

o Due to the high demand for C-Class series sedans, sport coupes and station wagons, sales of Mercedes-Benz cars in Western Europe increased to 197,800 (+11%). The improvement was particularly notable in Germany, with an increase of 7% to 109,000 units despite a shrinking market. This resulted in market share rising to about 12% in the first half of 2001.

o In the US and Japan, unit sales of Mercedes-Benz did not quite equal the level of the prior year. However, due to the availability of all C-Class versions we will see significant growth in these markets in the second half of the year.

o Improvements to the A-Class and the new more spacious long-wheelbase version have been very well received by our customers.

POSITIVE DEVELOPMENTS AT SMART

o Unit sales of smart cars rose by 1% in the second quarter to 33,700 vehicles.

o Demand for the smart convertible and the smart cdi was particularly strong. Together they accounted for 42% of total smart sales in the first half of 2001.

OUTLOOK

o We expect declining sales of some older models, especially the E-Class, to be more than offset by the full availability of all C-Class and A-Class versions, and the launch of the new SL roadster and the improved M-Class in the second half of the year. Unit sales in full-year 2001 should therefore again be slightly higher than in the prior year.

o Additionally, revenues and operating profit in 2001 are expected to exceed the levels of the previous year.

Amounts in millions                   Q1-2 01       Q1-2 01       Q1-2 00      % change
                                         US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Operating Profit                        1,263         1,490         1,344           +11
Operating Profit adj.                   1,271         1,500         1,344           +12
Revenues                               20,059        23,671        21,307           +11
Unit Sales                                          620,295       570,090            +9
Production                                          648,867       579,879           +12
Employees (June 30)                                 104,019        99,593            +4
----------------------------------------------------------------------------------------

Unit Sales                            Q1-2 01       Q1-2 00      % change
--------------------------------------------------------------------------
Total                                 620,295       570,090            +9
  Western Europe                      425,526       386,479           +10
    Germany                           212,947       206,685            +3
  USA                                 106,708       107,392            -1
  Japan                                23,312        21,375            +9
  Other markets                        64,749        54,844           +18
--------------------------------------------------------------------------

CHRYSLER GROUP

o   FIRST EFFECTS OF TURNAROUND PLAN SEEN IN SECOND QUARTER

o OPERATING LOSS EXCLUDING ONE-TIME EFFECTS OF [EURO]0.1 BILLION FOLLOWING [EURO]1.4 BILLION LOSS IN THE FIRST QUARTER

o   SUCCESSFUL PRODUCTION START-UP AND MARKET LAUNCH OF JEEP LIBERTY

Amounts in millions                     Q2 01         Q2 01         Q2 00      % change
                                         US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Operating Profit (Loss)                  (154)         (182)        1,163             .
Operating Profit (Loss) adj. *)          (125)         (148)        1,163             .
Revenues                               15,457        18,241        18,038            +1
Unit Sales (Shipments)                              820,982       851,148            -4
Production                                          806,302       850,429            -5
Employees (June 30)                                 111,867       125,903           -11
----------------------------------------------------------------------------------------

*) Adjusted to reflect pro-rated allocation of impairment charges to the DCXNET portfolio from the first quarter.

Unit Sales                              Q2 01         Q2 00      % change
--------------------------------------------------------------------------
Total                                 820,982       851,148            -4
  NAFTA                               769,294       798,133            -4
    USA                               664,847       674,658            -1
  Other markets                        51,688        53,015            -3
--------------------------------------------------------------------------


EFFECTIVE PROFIT-IMPROVING MEASURES

o Primarily as a result of softer demand in the US market, Chrysler Group's unit sales decreased compared with the prior year by 4% to 820,982 vehicles. US retail sales were 9% below the previous year. US dealer inventories remained at an optimal level of 60 days, significantly lower than June 2000.

o Worldwide retail sales of the PT Cruiser continued at a rapid pace: 44,400 were sold in the second quarter. Stronger demand for minivans was a particularly positive development. Second-quarter US minivan sales increased by 16% to 126,000 vehicles compared to the prior year resulting in a segment share in the US close to 38%.

o Revenues of [EURO]18.2 billion were 1% higher than the prior year's level. Measured on a US dollar basis revenues declined by 5%.

o After a large loss in the first quarter, higher unit sales and first effects of the turnaround plan in the second quarter improved operating results excluding one-time effects significantly from a loss of [EURO]1.4 billion to a loss of [EURO]0.1 billion. The second quarter 2001 results were below the prior year due to lower unit sales and higher consumer incentives.

SUCCESSFUL LAUNCH OF ALL-NEW JEEP LIBERTY

o In April we started production of the Jeep Liberty in our newly built assembly plant in Toledo. This plant represents the best-practice experience gained in lean, flexible, high-quality production from our worldwide manufacturing facilities. By the end of June, Chrysler Group had already received around 60,000 orders, which is a more successful start than we had with the PT Cruiser.

OUTLOOK

o Overall, we continue to expect lower demand in the US automotive market and a high level of industry-wide consumer incentives this year compared with last year's record industry sales level.

o Due to recent market developments and trends, we expect that Chrysler Group's unit sales and revenues in the year 2001 will be below the figures achieved last year.

o Chrysler Group met the targets set in its turnaround plan for the first six months of this year and is confident of achieving the goals set for full-year 2001. We anticipate an operating loss excluding one-time effects of between [EURO]2.2 billion and [EURO]2.6 billion for the year.

Amounts in millions                   Q1-2 01       Q1-2 01       Q1-2 00      % change
                                         US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Operating Profit (Loss)                (3,930)       (4,638)        2,516             .
Operating Profit (Loss) adj.           (1,319)       (1,557)        2,516             .
Revenues                               27,001        31,863        37,009           -14
Unit Sales (Shipments)                            1,481,891     1,774,705           -16
Production                                        1,457,537     1,762,547           -17
Employees (June 30)                                 111,867       125,903           -11
----------------------------------------------------------------------------------------

Unit Sales                            Q1-2 01       Q1-2 00      % change
--------------------------------------------------------------------------
Total                               1,481,891     1,774,705           -16
  NAFTA                             1,388,006     1,675,763           -17
    USA                             1,197,460     1,447,731           -17
  Other markets                        93,885        98,942            -5
--------------------------------------------------------------------------

COMMERCIAL VEHICLES

o   RETURN TO A POSITIVE OPERATING RESULT IN THE SECOND QUARTER

o ONGOING IMPACT ON OPERATING RESULTS FROM MARKET DECLINE IN NORTH AMERICA; FURTHER RESTRUCTURING AT FREIGHTLINER INITIATED

o   NEW PRODUCTS IN FALL 2001

Amounts in millions                     Q2 01         Q2 01         Q2 00      % change
                                         US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Operating Profit                           81            96           406           -76
Operating Profit adj. *)                  108           127           406           -69
Revenues                                6,206         7,323         7,707            -5
Unit Sales                                          127,857       145,130           -12
Production                                          127,261       145,164           -12
Employees (June 30)                                  99,535        96,189            +3
----------------------------------------------------------------------------------------

*) Adjusted to reflect pro-rated allocation of impairment charges to the DCXNET portfolio from the first quarter.

Unit Sales                              Q2 01         Q2 00      % change
--------------------------------------------------------------------------
Total                                 127,857       145,130           -12
  Western Europe                       70,576        73,066            -3
    Germany                            26,809        29,642           -10
  USA                                  24,842        38,546           -36
  Latin America                        10,732        12,723           -16
  Other markets                        21,707        20,795            +4
--------------------------------------------------------------------------

MARKET DECLINE IN NORTH AMERICA AND TURKEY, SOME CONTRACTION IN WESTERN EUROPE AND LATIN AMERICA

o Unit sales of the Commercial Vehicles division declined in the second quarter by 12% to 127,857 vehicles.

o At Freightliner, Sterling and Thomas Built Buses unit sales fell by 35% to 28,500 vehicles as a result of the decrease in the market for heavy trucks in North America.

o Unit sales at the Mercedes-Benz Vans business unit remained at the high level of 62,700 vehicles (+2%) in the second quarter. In June, the first Sprinter vans under the Freightliner brand were delivered to customers in North America.

o Due to the downturn of the European market overall and the weakness of the Turkish and Argentinian markets, unit sales of Mercedes-Benz trucks were 14% lower than in the second quarter of the prior year at 26,100.

o Due primarily to the difficult market situation in Turkey, unit sales of Mercedes-Benz and Setra buses fell to 7,200 vehicles (-4%).

o In Powersystems the on-highway unit was impacted by the unfavorable developments in the vehicle business units. The off-highway business continued to develop very successfully.

o The division's revenues of [EURO]7.3 billion in the second quarter were 5% below the prior year's level. Operating profit excluding one-time effects of [EURO]127 million (Q2 2000: [EURO]406 million) was positive again, but is still significantly impacted by the difficult situation in North America.

FAR-REACHING RESTRUCTURING AT FREIGHTLINER

o The new Freightliner management is significantly expanding the turnaround plan that has already been initiated. A further 1,120 jobs will be eliminated between July and October in the US Mount Holly plant and in the Canadian and Mexican plants.

o   A more radical restructuring plan is expected to be presented in the fall.

OUTLOOK

o Due to the decline in the market for heavy trucks in North America, the Commercial Vehicles division will not achieve last year's levels of unit sales and revenues. Operating profit will therefore decline significantly. In addition, there will be a negative impact from the shrinking markets in Argentina and Turkey, as well as from the reduced demand likely in Western Europe.

o This fall, the division will further expand its attractive product range with the Vaneo compact van and the new Mercedes-Benz Axor truck series.

Amounts in millions                   Q1-2 01       Q1-2 01       Q1-2 00      % change
                                         US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Operating Profit (Loss)                   (36)          (42)          664             .
Operating Profit (Loss) adj.              (9)           (11)          664             .
Revenues                               11,742        13,857        14,672            -6
Unit Sales                                          247,149       281,330           -12
Production                                          259,745       292,636           -11
Employees (June 30)                                  99,535        96,189            +3
----------------------------------------------------------------------------------------

Unit Sales                            Q1-2 01       Q1-2 00      % change
--------------------------------------------------------------------------
Total                                 247,149       281,330           -12
  Western Europe                      137,157       136,928            +0
    Germany                            50,005        52,204            -4
  USA                                  46,879        80,544           -42
  Latin America                        22,603        25,085           -10
  Other markets                        40,510        38,773            +4
--------------------------------------------------------------------------

SERVICES

o   OPERATING PROFIT OF [EURO]101 MILLION SIGNIFICANTLY BELOW LAST YEAR'S LEVEL

o GROWTH IN CONTRACT VOLUME TO [EURO]141 BILLION; ADJUSTED FOR CURRENCY MOVEMENTS CONTRACT VOLUME INCREASED TO [EURO]128 BILLION
    (Q2 2000:[EURO]118.7 BILLION)

Amounts in millions                        Q2 01        Q2 01         Q2 00      % change
                                            US $       [EURO]        [EURO]
------------------------------------------------------------------------------------------
Operating Profit                              86          101           220           -54
Revenues                                   3,663        4,323         4,585            -6
Contract Volume                          119,794      141,366       118,656           +19
New Business                              12,885       15,205        13,350           +14
Employees (June 30)                                     9,498        29,868           -68
------------------------------------------------------------------------------------------

DIFFICULT MARKET ENVIRONMENT IN NAFTA REGION

o In the second quarter of this year, the Services division generated revenues of [EURO]4.3 billion. Adjusted for IT Services, which is now accounted for using the equity method, revenues were 14% higher than in the prior year.

o As a result of a sharp drop in demand in the commercial vehicle business and falling used car and truck prices in the NAFTA region, operating profit remained below last year's result at [EURO]101 million. There was a positive impact on earnings from the measures initiated to improve the efficiency of internal processes.

o At the end of the second quarter, the Services division was responsible for a contract volume of [EURO]141.4 billion (end of Q2 2000: [EURO]118.7 billion), although around [EURO]13 billion is the result of currency movements. New business reached [EURO]15.2 billion, reflecting planned slower rates of growth.

STRATEGIC REFOCUS

o In February, we initiated a project to strategically refocus the division and improve its profitability. Through closer cooperation between Financial Services and the sales departments of the automotive divisions we intend to further improve the customer-oriented coordination of products and services and to more closely link our planned goals and activities by jointly setting targets.

EXPANSION OF BANKING SERVICES AS PLANNED

o After changing the name of Mercedes-Benz Finanz GmbH to DaimlerChrysler Bank GmbH, the automotive-financing business in Germany was transferred to DaimlerChrysler Bank. From the second quarter of 2002, with the acquisition of a full banking license in Germany, we will expand our services to those of a typical autobank. Through the expansion of our range of services we aim to enhance customer loyalty and develop new customer potential.

OUTLOOK

o In the second half of 2001, we will concentrate our business activities even more on supporting the sale of DaimlerChrysler Group products.

o As the short-term economic outlook is unlikely to change for our most important market, the NAFTA region, we anticipate revenues for full-year 2001 at a similar level to last year. Operating profit (excluding one-time effects) is expected to be lower than in 2000.

Amounts in millions                   Q1-2 01       Q1-2 01       Q1-2 00      % change
                                         US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Operating Profit                          459           542           415           +31
Operating Profit adjusted                 212           250           415           -40
Revenues                                7,095         8,373         8,541            -2
Contract Volume                       119,794       141,366       118,656           +19
New Business                           23,533        27,771        29,450            -6
Employees (June 30)                                   9,498        29,868           -68
----------------------------------------------------------------------------------------

OTHER

Amounts in millions                     Q2 01         Q2 01         Q2 00      % change
                                         US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Operating Profit                          191           227           156           +46
Operating Profit (Loss) adj.              (48)          (57)          156             .
----------------------------------------------------------------------------------------

The Other segment principally consists of the MTU Aero Engines business unit and the Group's equity ownership interests in TEMIC, EADS and Mitsubishi Motors. This segment also includes central Group research, real-estate activities and the holding and finance companies. The Rail Systems business unit was included in the consolidated financial statements for the last time in the month of April.

Amounts in millions                   Q1-2 01       Q1-2 01       Q1-2 00      % change
                                         US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Operating Profit (Loss)                   (77)          (91)          188             .
Operating Profit (Loss) adj.                8            10           188           -95
----------------------------------------------------------------------------------------

MTU AERO ENGINES

Amounts in millions                     Q2 01         Q2 01         Q2 00      % change
                                         US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Revenues                                  638           753           588           +28
Incoming Orders                           613           723           542           +33
Employees (June 30)                                   7,555         6,974            +8
----------------------------------------------------------------------------------------

STRONG GROWTH ALSO IN THE CIVIL BUSINESS

o MTU Aero Engines increased its revenues by 28% to [EURO]753 million in the second quarter, achieving particularly strong increases in the sale and maintenance of engines for civil aircraft and of gas turbines.

o Due to the strong demand in the after-sales market, incoming orders also rose significantly by 33% to [EURO]723 million.

o MTU Aero Engines expects a further increase in revenues for full-year 2001. In the second half of the year, the focus will be on expanding the maintenance business.

Amounts in millions                   Q1-2 01       Q1-2 01       Q1-2 00      % change
                                         US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Revenues                                1,107         1,306         1,028           +27
Incoming Orders                         1,101         1,299         1,223            +6
Employees (June 30)                                   7,555         6,974            +8
----------------------------------------------------------------------------------------

EADS

STRONGER ORDER PIPELINE

o At the end of May, EADS had an order backlog of [EURO]170 billion. This should secure employment for the next six years.

o Airbus alone, in which EADS owns an 80% stake, has an order backlog of over 1,700 aircraft. In the second quarter, Airbus succeeded in winning orders for 182 aircraft (Q2 2000: 180).

o At the world's biggest air show in Le Bourget near Paris, five customers placed orders for 155 aircraft, including 20 firm orders for the new wide-body Airbus 380. From the International Lease Finance Corporation, Airbus received the biggest ever single order (by value) in the company's history, including 10 firm orders for the Airbus 380.

o Also at Le Bourget, a letter of intent was signed for the production of the A400M military transport aircraft. In the next few months, nine European countries plan to place orders with Airbus Military Company (AMC) for more than 200 aircraft of this type.

OUTLOOK

o In the coming months, EADS anticipates further growth in revenues, incoming orders and earnings. With a US dollar remaining strong and due to the full consolidation of Airbus, revenues in full-year 2001 should increase by 20%.

MITSUBISHI MOTORS CORPORATION

NEW MANAGEMENT AND ORGANIZATIONAL STRUCTURE PROVIDES FOUNDATION FOR TURNAROUND

o   In the first quarter of Mitsubishi Motors' financial year (beginning April
    1) vehicle sales, as had been expected, declined significantly.

o In order to improve profitability, Mitsubishi Motors has initiated a comprehensive turnaround plan, which will address both cost and product improvements. In June 2001, Mitsubishi Motors launched the Airtrek in the Japanese market, one of a new generation of crossover cars combining the drivability of a sedan with the space of a minivan and the functionality of a sport utility vehicle. Mitsubishi plans to launch this vehicle in the American and European markets in 2002.

o In parallel with the restructuring program there will be a new organizational and management structure. In future, Mitsubishi Motors will have only four management levels and the number of top executives has been reduced by 25%. 60% of the company's executive and senior executive officers are new appointments.

o These organizational and personnel changes should provide a solid foundation and impetus for the timely execution of the turnaround plan, as well as providing for a long-term improvement in the competitive situation of Mitsubishi Motors.

OUTLOOK

o Mitsubishi Motors expects to stabilize unit sales in the second half of 2001. Positive impetus is expected to come from the Airtrek and from the launch of a mini car in Japan in the fall.

o Mitsubishi Motors aims to implement the restructuring program as planned and thus achieve significant cost reductions as well as optimizing internal processes. By the end of the financial year (March 31, 2002), around 5,000 of the planned 9,500 job cuts should have been carried out.

o   A break even operating result is anticipated for the current financial year.

ANALYSIS OF THE FINANCIAL SITUATION

o OPERATING PROFIT ADJUSTED TO EXCLUDE ONE-TIME EFFECTS SLIGHTLY POSITIVE FOR THE FIRST SIX MONTHS

o OPERATING PROFIT IN SECOND QUARTER CONTINUED TO BE IMPACTED BY INTENSE COMPETITION AND DECLINING SALES IN NORTH AMERICA


OPERATING PROFIT (LOSS) BY SEGMENT

                                                    Q2 01   Q2 01    Q2 00     Q1-2 01  Q1-2 01  Q1-2 00
IN MILLIONS                                          US $  [EURO]    [EURO]       US $   [EURO]   [EURO]
---------------------------------------------------------------------------   ---------------------------
Mercedes-Benz Passenger Cars & smart                  695     820      753       1,263    1,490    1,344
Chrysler Group                                       (154)   (182)   1,163      (3,930)  (4,638)   2,516
Commercial Vehicles                                    81      96      406         (36)     (42)     664
Services                                               86     101      220         459      542      415
Other                                                 191     227      156         (77)     (91)     188
Eliminations                                         (108)   (128)     (72)        (65)     (77)     (49)
---------------------------------------------------------------------------   ---------------------------
DAIMLERCHRYSLER GROUP                                 791     934    2,626      (2,386)  (2,816)   5,078
---------------------------------------------------------------------------   ---------------------------
ADJUSTED TO EXCLUDE ONE-TIME EFFECTS                  614     725    2,626          97      115    5,078
---------------------------------------------------------------------------   ---------------------------

OPERATING PROFIT IN SECOND QUARTER POSITIVE, OPERATING PROFIT CONTINUED TO BE IMPACTED BY COMPETITION IN NORTH AMERICA

o For the second quarter of 2001, DaimlerChrysler reported an operating profit of [EURO]0.9 billion including a one-time gain of [EURO]0.2 billion from the sale of 60% of the Group's interest in TEMIC.

o Adjusted to exclude this one-time effect, operating profit declined by [EURO]1.9 billion compared with the prior year. This decline was primarily due to the tough competitive environment in North America, which particularly affected Chrysler Group, Commercial Vehicles and Services.

o For the first half of 2001, DaimlerChrysler reported an operating loss of [EURO]2.8 billion, primarily impacted by one-time charges at Chrysler Group and Mitsubishi Motors, which were partially offset by one-time gains from the sale of interests in debitel and TEMIC. Adjusted to exclude these one-time effects, the Group recorded a slight operating profit for the first half of the year.

RENEWED GROWTH IN OPERATING PROFIT FOR MERCEDES-BENZ PASSENGER CARS & SMART

o The repeated increase in operating profit at the Mercedes-Benz Passenger Cars & smart segment was mainly due to the positive unit-sales and revenue trend generated by the recently launched sedan, station wagon and sport-coupe models of the C-Class.

o The improved operating result at smart was a result of continued positive market developments and an expanded product range.

OPERATING LOSS OF CHRYSLER GROUP CONTINUED TO BE IMPACTED BY INTENSE COMPETITION

o The second quarter 2001 operating loss was [EURO]0.2 billion, compared to second quarter 2000 operating profit of [EURO]1.2 billion. However, the second quarter 2001 operating loss was significantly lower than the first quarter 2001. The decrease in operating profit for the second quarter compared to the prior year was the result of lower factory unit sales, increased sales incentives and higher product related costs. A softening of the U.S. vehicle market and a decline in market share contributed to the decrease in unit sales. The competitive pressures in the North American market have led to increased sales incentives, especially in the Chrysler Group's historically more profitable market segments of sport utility vehicles and pick-up trucks.

RECONCILIATION TO OPERATING PROFIT (LOSS)

                                                    Q2 01   Q2 01    Q2 00     Q1-2 01  Q1-2 01  Q1-2 00
IN MILLIONS                                          US $  [EURO]    [EURO]        US $  [EURO]   [EURO]
---------------------------------------------------------------------------   ---------------------------
INCOME (LOSS)  BEFORE FINANCIAL INCOME               1,019   1,203    2,760     (2,044)  (2,412)   5,265
+    Pensions, postretirement and other benefit
     expenses other than service cost                 (130)   (154)     (64)      (185)    (218)     (92)
+    Operating income (loss) from affiliated,
     associated and related companies                  (58)    (69)      17       (326)    (385)      33
+    Gain on disposal of debitel shares                  -       -        -        247      292        -
+    Miscellaneous                                     (40)    (46)     (87)       (78)     (93)    (128)
---------------------------------------------------------------------------   ---------------------------
OPERATING PROFIT (LOSS)                                791     934    2,626     (2,386)  (2,816)   5,078
---------------------------------------------------------------------------   ---------------------------

OPERATING PROFIT AT COMMERCIAL VEHICLES SIGNIFICANTLY LOWER THAN LAST YEAR'S
LEVEL

o Operating profit of the Commercial Vehicles segment declined by [EURO]0.3 billion to [EURO]0.1 billion. The significant reduction in earnings compared with the high level of the prior year is due to the dramatic decrease in the North American market for commercial vehicles, particularly in the Class 8 segment for heavy trucks. The Freightliner, Sterling and Thomas Built Buses business unit - market leader in the heavy truck segment - reported a 36% drop in unit sales. The decline in prices for new and used vehicles in the NAFTA region also had a negative impact on operating profit.

o The MTU/Diesel engines business unit - previously included in the Other segment - is reported within the new Powersystems business unit as part of the commercial vehicles segment since the beginning of 2001. The respective prior year's results have been reclassified in order to achieve comparability.

SERVICES' OPERATING PROFIT BELOW LAST YEAR'S LEVEL

o Operating profit of the Services segment in the second quarter of [EURO]0.1 billion was lower compared to the prior year ([EURO]0.2 billion). The business developments at Financial Services were negatively affected by economic conditions in North America, particularly related to the market for commercial vehicles, and by the fall in used-vehicle prices for passenger cars and commercial vehicles. However, these developments were partially offset by measures introduced to improve efficiency of internal processes. In addition, the prior year result of the Services segment includes the entire earnings of IT Services, which has been accounted for in 2001 using the equity method.

OPERATING PROFIT-TREND FOR OTHER SEGMENT

o Since the beginning of 2001, the former Aerospace division consisting of EADS (included at equity) and the fully consolidated MTU Aero Engines business unit is reported within the Other segment. The respective prior year's results have been reclassified accordingly.

o Operating profit of the Other segment of [EURO]0.2 billion includes the gain from the sale of 60% of the Group's interest in TEMIC. Due to uncertainties with respect to the ultimate consideration to be received (pending resolution of final balances), no gain has been recognized from the sale of the Rail Systems business unit to Bombardier. In the first quarter 2001, DCXNET recognized expenses relating to e-business activities of [EURO]0.1 billion. These expenses were allocated to the respective segments in the second quarter.

o Adjusted for the one-time gain from the sale of 60% of our interest in TEMIC, the operating result of the Other segment was at a break-even level for the second quarter. The operating loss was negatively impacted by our share in the operating loss of Mitsubishi Motors. The contribution to operating profit from EADS was positive in the second quarter, but, as planned, lower than the prior year's contribution from the aerospace activities of the former Dasa group which have since been integrated into EADS.

OPERATING PROFIT (LOSS) ADJUSTED TO EXCLUDE ONE-TIME EFFECTS

                                                    Q2 01   Q2 01    Q2 00     Q1-2 01  Q1-2 01  Q1-2 00
IN MILLIONS                                          US $  [EURO]   [EURO]        US $   [EURO]   [EURO]
---------------------------------------------------------------------------   ---------------------------
Industrial Business                                   527     622    2,451        (111)    (131)   4,734
Financial Services                                     87     103      175         208      246      344
---------------------------------------------------------------------------   ---------------------------
DAIMLERCHRYSLER GROUP                                 614     725    2,626          97      115    5,078
---------------------------------------------------------------------------   ---------------------------

NET INCOME IN THE SECOND QUARTER, SLIGHT DECREASE IN FINANCIAL INCOME

o Financial expense for the second quarter was [EURO]1 million compared to a financial income of [EURO]59 million in 2000. The decline was primarily a result of higher interest expense from increased debt in the industrial business and the Group's share of the loss at Mitsubishi Motors. The operating results from affiliated, associated and related companies shown in financial income were allocated to operating profit.

o Income before taxes amounted to [EURO]1.2 billion in the second quarter, compared with [EURO]2.8 billion in the prior year. Adjusted to exclude the one-time income of [EURO]0.2 billion from the sale of 60% of the Group's interest in TEMIC, income before taxes of [EURO]1.0 billion was recorded in the second quarter. In the first six months of the year, the Group reported a loss before income taxes of [EURO]2.6 billion. Adjusted to exclude one-time effects, the first half of the year showed a slight profit.

o Net income and earnings per share for the second quarter amounted to [EURO]0.7 billion and [EURO]0.73 (Q2 2000: [EURO]1.7 billion and [EURO]1.74 per share). Adjusted to exclude the TEMIC one-time effect, net income was [EURO]0.5 billion and earnings per share [EURO]0.53. Net loss and loss per share amounted to [EURO]1.6 billion and [EURO]1.62, respectively, for the first six months. After adjusting to exclude the one-time effects, net income was [EURO]0.2 billion and earnings per share totalled [EURO]0.16.

BALANCE SHEET AFFECTED BY CURRENCY AND EARNINGS DEVELOPMENTS

o Total assets increased by [EURO]17.9 billion to [EURO]217.2 billion primarily due to a stronger US dollar compared with December 31, 2000 and the continued growth of the leasing and sales financing business.

o The Group's stockholders' equity declined from [EURO]42.4 billion to [EURO]39.5 billion in the first six months of 2001 due in part to the net loss of the Group. The equity ratio fell accordingly by 1.9 percentage points to 18.2%. For the industrial business, the decline of the equity ratio to 25.8% (31.12.2000: 31.2%) resulted from the net loss and a capital increase at financial services. These effects reduced the equity of the industrial business.

CASH FLOW INFLUENCED BY FINANCIAL SERVICES BUSINESS

o Cash provided by operating activities of [EURO]10.9 billion (1st half of 2000: [EURO]11.0 billion) remained almost unchanged in spite of a larger decrease in working capital offsetting declines in operating results.

o The strong decrease in cash used for investing activities to [EURO]10.6 billion (1st half of 2000: [EURO]24.2 billion) was primarily a result of lower net increases in receivables from financial services and equipment on operating leases, which were caused by an intentionally slower expansion of the financial services business.

o Due to reduced growth in the leasing and sales financing business, cash provided by financing activities also decreased from [EURO]9.1 billion to [EURO]1.2 billion.

o Cash and cash equivalents with an original maturity of three months or less increased from [EURO]7.1 billion to [EURO]9.0 billion. Total liquidity, which also includes longer-term investments and securities, showed only a small increase from [EURO]12.5 billion to [EURO]12.8 billion as a consequence of transfers from securities to cash and cash equivalents.

STOCK OPTIONS

o Following shareholders' approval at the annual meeting in April 2000, a stock option plan was introduced in the first half of that year. The plan provides for the granting of 18.7 million options for DaimlerChrysler shares with a term of ten years to the members of the Board of Management and senior executives in the first half of 2001. The exercise price for the options is [EURO]55.80 plus a 20% premium. The options become exercisable in equal installments on the second and third anniversaries from the date of grant. In May 2000, certain shareholders challenged the resolution passed at the annual meeting approving the plan. A regional court in Stuttgart (the Landgericht) dismissed this case and a higher court in Stuttgart (the Oberlandesgericht) dismissed an appeal. The shareholders have the right to appeal these decisions (a Revision) to the Bundesgerichtshof until July 25, 2001.


    DEVELOPMENT OF THE STOCK OPTIONS
    GRANTED TO MANAGEMENT

                                       STOCK OPTIONS        STOCK OPTIONS
    IN MILLIONS                                 2001                 2000
    ----------------------------------------------------------------------
    Outstanding as of January 1                 15.3                  0.1
    Granted                                     18.7                 15.2
    Exercised                                      -                    -
    Forfeited                                   (0.2)                   -
    ----------------------------------------------------------------------
    OUTSTANDING AS OF JUNE 30                   33.8                 15.3
    ----------------------------------------------------------------------

o At June 30, 2001, 179,864 treasury shares were held by DaimlerChrysler ([EURO]0.5 million or 0.02% of capital stock), which were acquired in June 2001 at an average price of [EURO]51.62. These shares were purchased for distribution to eligible employees under DaimlerChrysler's employee share purchase plan.

July 2001

DaimlerChrysler AG


The Board of Management

            --------------------------------------------------------

This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for Chrysler Group, Freightliner and Mitsubishi Motors promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements.

CONSOLIDATED STATEMENTS OF INCOME Q 2

                                                           CONSOLIDATED          INDUSTRIAL BUSINESS    FINANCIAL SERVICES
                                               ----------------------------------------------------------------------------
                                                  Q2 2001   Q2 2001   Q2 2000     Q2 2001    Q2 2000    Q2 2001    Q2 2000
(in millions)                                           $    [EURO]    [EURO]      [EURO]     [EURO]     [EURO]     [EURO]
                                               ----------------------------------------------------------------------------
Revenues ...................................       35,128    41,454    43,738      37,132     39,957      4,322      3,781
Cost of sales ..............................      (29,335)  (34,618)  (35,378)    (30,719)   (32,047)    (3,899)    (3,331)
                                               ----------------------------------------------------------------------------
GROSS MARGIN ...............................        5,793     6,836     8,360       6,413      7,910        423        450
Selling, administrative and other expenses .       (3,909)   (4,613)   (4,562)     (4,275)    (4,257)      (338)      (305)
Research and development ...................       (1,192)   (1,407)   (1,466)     (1,407)    (1,466)         -          -
Other income ...............................          327       387       428         370        409         17         19
Turnaround plan expenses - Chrysler Group ..            -         -         -           -          -          -          -
                                               ----------------------------------------------------------------------------
INCOME BEFORE FINANCIAL INCOME .............        1,019     1,203     2,760       1,101      2,596        102        164
Financial income (expense), net ............           (1)       (1)       59          (6)        58          5          1
                                               ----------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES .................        1,018     1,202     2,819       1,095      2,654        107        165
Income taxes ...............................         (399)     (471)   (1,074)       (481)    (1,045)        10        (29)
Minority interests .........................            -         -         3           1          3         (1)         -
                                               ----------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE
IN ACCOUNTING PRINCIPLE ....................          619       731     1,748         615      1,612        116        136
Cumulative effect of a change in accounting
principle: transition adjustment resulting
from adoption of SFAS 133, net of taxes ....            -         -         -           -          -          -          -
                                               ----------------------------------------------------------------------------
NET INCOME .................................          619       731     1,748         615      1,612        116        136
                                               ============================================================================

EARNINGS PER SHARE (IN $ AND [EURO],
RESPECTIVELY)
Basic earnings per share
  Income before cumulative effect of a
  change in accounting principle ...........         0.62      0.73      1.74           -          -          -          -
  Cumulative effect of a change in
  accounting principle .....................            -         -         -           -          -          -          -
                                               ----------------------------------------------------------------------------
Net income .................................         0.62      0.73      1.74           -          -          -          -
                                               ============================================================================
Diluted earnings per share
  Income before cumulative effect of a
  change in accounting principle ...........         0.62      0.73      1.73           -          -          -          -
  Cumulative effect of a change in
  accounting principle .....................            -         -         -           -          -          -          -
                                               ----------------------------------------------------------------------------
Net income .................................         0.62      0.73      1.73           -          -          -          -
                                               ============================================================================

CONSOLIDATED STATEMENTS OF INCOME (LOSS) Q 1-2

                                                           CONSOLIDATED           INDUSTRIAL BUSINESS   FINANCIAL SERVICES
                                               ----------------------------------------------------------------------------
                                                    Q 1-2     Q 1-2     Q 1-2       Q 1-2      Q 1-2      Q 1-2      Q 1-2
(in millions)                                        2001      2001      2000        2001       2000       2001       2000
                                                        $    [EURO]    [EURO]      [EURO]     [EURO]     [EURO]     [EURO]
                                               ----------------------------------------------------------------------------
Revenues ...................................       65,232    76,979    84,701      68,606     77,734      8,373      6,967
Cost of sales ..............................      (55,090)  (65,011)  (68,488)    (57,489)   (62,386)    (7,522)    (6,102)
                                               ----------------------------------------------------------------------------
GROSS MARGIN ...............................       10,142    11,968    16,213      11,117     15,348        851        865
Selling, administrative and other expenses .       (7,598)   (8,966)   (8,585)     (8,327)    (8,000)      (639)      (585)
Research and development ...................       (2,491)   (2,940)   (3,019)     (2,940)    (3,019)         -          -
Other income ...............................          485       573       656         543        611         30         45
Turnaround plan expenses - Chrysler Group ..       (2,582)   (3,047)        -      (3,047)         -          -          -
                                               ----------------------------------------------------------------------------
INCOME (LOSS) BEFORE FINANCIAL INCOME ......       (2,044)   (2,412)    5,265      (2,654)     4,940        242        325
Financial income (expense), net ............         (119)     (141)      336        (149)       332          8          4
                                               ----------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES ..........       (2,163)   (2,553)    5,601      (2,803)     5,272        250        329
Income taxes ...............................          779       919    (2,162)        930     (2,078)       (11)       (84)
Minority interests .........................            6         8         2           9          2         (1)         -
                                               ----------------------------------------------------------------------------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF A
CHANGE IN ACCOUNTING PRINCIPLE .............       (1,378)   (1,626)    3,441      (1,864)     3,196        238        245
Cumulative effect of a change in accounting
principle: transition adjustment resulting
from adoption of SFAS 133, net of taxes ....            -         -        12           -         10          -          2
                                               ----------------------------------------------------------------------------
NET INCOME (LOSS) ..........................       (1,378)   (1,626)    3,453      (1,864)     3,206        238        247
                                               ============================================================================

EARNINGS (LOSS) PER SHARE (IN $ AND [EURO],
RESPECTIVELY)
Basic earnings (loss) per share
  Income (loss) before cumulative effect of
  a change in accounting principle .........        (1.37)    (1.62)     3.43           -          -          -          -
  Cumulative effect of a change in
  accounting principle .....................            -         -      0.01           -          -          -          -
                                               ----------------------------------------------------------------------------
Net income (loss) ..........................        (1.37)    (1.62)     3.44           -          -          -          -
                                               ============================================================================
Diluted earnings (loss) per share
  Income (loss) before cumulative effect of
  a change in accounting principle .........        (1.37)    (1.62)     3.40           -          -          -          -
  Cumulative effect of a change in
  accounting principle .....................            -         -      0.01           -          -          -          -
                                               ----------------------------------------------------------------------------
Net income (loss) ..........................        (1.37)    (1.62)     3.41           -          -          -          -
                                               ============================================================================

CONSOLIDATED BALANCE SHEETS

                                                    CONSOLIDATED          INDUSTRIAL BUSINESS   FINANCIAL SERVICES
                                          --------------------------------------------------------------------------
                                           June 30,   June 30,  Dec. 31,   June 30,  Dec. 31,  June 30,    Dec. 31,
                                               2001       2001      2000       2001      2000      2001        2000
(in millions)                                     $     [EURO]    [EURO]     [EURO]    [EURO]    [EURO]      [EURO]
                                          --------------------------------------------------------------------------
ASSETS

Intangible assets .....................       2,450      2,891     3,113      2,687     2,907        204        206
Property, plant and equipment, net ....      36,247     42,774    40,145     42,688    40,043         86        102
Investments and long-term financial
assets ................................      10,103     11,922    12,107     10,755    10,967      1,167      1,140
Equipment on operating leases, net ....      33,018     38,965    33,714      4,581     3,047     34,384     30,667
                                          --------------------------------------------------------------------------
FIXED ASSETS ..........................      81,818     96,552    89,079     60,711    56,964     35,841     32,115
                                          --------------------------------------------------------------------------
Inventories ...........................      15,116     17,838    16,283     16,590    15,333      1,248        950
Trade receivables .....................       6,531      7,707     7,995      7,348     7,617        359        378
Receivables from financial services ...      46,882     55,324    48,673         36        30     55,288     48,643
Other receivables .....................      12,942     15,273    14,396      6,297     6,414      8,976      7,982
Securities ............................       2,953      3,485     5,378      2,800     4,195        685      1,183
Cash and cash equivalents .............       7,680      9,063     7,127      8,201     6,445        862        682
                                          --------------------------------------------------------------------------
NON-FIXED ASSETS ......................      92,104    108,690    99,852     41,272    40,034     67,418     59,818
                                          --------------------------------------------------------------------------
DEFERRED TAXES ........................       2,860      3,375     2,436      3,292     2,350         83         86
                                          --------------------------------------------------------------------------
PREPAID EXPENSES ......................       7,287      8,599     7,907      8,464     7,782        135        125
                                          --------------------------------------------------------------------------
TOTAL ASSETS ..........................     184,069    217,216   199,274    113,739   107,130    103,477     92,144
                                          ==========================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Capital stock .........................       2,211      2,609     2,609
Additional paid-in capital ............       6,174      7,286     7,286
Retained earnings .....................      21,590     25,477    29,461
Accumulated other comprehensive income        3,480      4,107     3,053
Treasury stock ........................          (8)        (9)        -
                                          --------------------------------------------------------------------------
STOCKHOLDERS' EQUITY ..................      33,447     39,470    42,409     29,375    35,825     10,095      6,584
                                          --------------------------------------------------------------------------
MINORITY INTERESTS ....................         403        475       519        461       506         14         13
                                          --------------------------------------------------------------------------
ACCRUED LIABILITIES ...................      36,009     42,493    36,441     41,677    35,772        816        669
                                          --------------------------------------------------------------------------
Financial liabilities .................      78,557     92,703    84,783     12,253     9,508     80,450     75,275
Trade liabilities .....................      15,175     17,908    15,257     17,531    14,875        377        382
Other liabilities .....................       9,000     10,621     9,621      7,677     7,068      2,944      2,553
                                          --------------------------------------------------------------------------
LIABILITIES ...........................     102,732    121,232   109,661     37,461    31,451     83,771     78,210
                                          --------------------------------------------------------------------------
DEFERRED TAXES ........................       4,803      5,668     5,480     (1,684)     (639)     7,352      6,119
                                          --------------------------------------------------------------------------
DEFERRED INCOME .......................       6,675      7,878     4,764      6,449     4,215      1,429        549
                                          --------------------------------------------------------------------------
TOTAL LIABILITIES .....................     150,622    177,746   156,865     84,364    71,305     93,382     85,560
                                          --------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY ................................     184,069    217,216   199,274    113,739   107,130    103,477     92,144
                                          ==========================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               CONSOLIDATED         INDUSTRIAL BUSINESS  FINANCIAL SERVICES
                                                   ------------------------------------------------------------------------
                                                       Q 1-2     Q 1-2      Q 1-2     Q 1-2      Q 1-2     Q 1-2     Q 1-2
(in millions)                                           2001      2001       2000      2001       2000      2001      2000
                                                           $    [EURO]     [EURO]    [EURO]     [EURO]    [EURO]    [EURO]
                                                   ------------------------------------------------------------------------
Net income (loss) .............................       (1,378)   (1,626)     3,453    (1,864)     3,206       238       247
Income (loss) applicable to minority interests            (6)       (8)        (2)       (9)        (2)        1         -
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
  Gains on disposals of businesses ............         (443)     (523)        (4)     (517)        (4)       (6)        -
  Depreciation and amortization of  equipment on
  operating leases.............................        2,959     3,492      2,744       139         79     3,353     2,665
  Depreciation and amortization of fixed assets        3,007     3,548      3,478     3,502      3,443        46        35
  Change in deferred taxes ....................         (972)   (1,147)     1,391    (1,780)       771       633       620
  Equity (income) loss from associated companies         373       440         (8)      441        (36)       (1)       28
  Cumulative effect of a change in accounting
  principle ...................................            -         -        (12)        -        (10)        -        (2)
  Change in financial instruments .............         (303)     (358)      (495)     (313)      (486)      (45)       (9)
  Gains on disposals of fixed assets/securities         (404)     (477)      (340)     (477)      (339)        -        (1)
  Change in trading securities ................           79        93         61        93         61         -         -
  Change in accrued liabilities ...............        1,411     1,665       (382)    1,554       (354)      111       (28)
  Turnaround plan expenses - Chrysler Group ...        2,582     3,047          -     3,047          -         -         -
  Turnaround plan payments - Chrysler Group ...         (138)     (163)         -      (163)         -         -         -
  Changes in other operating assets and
  liabilities:
    - inventories, net ........................       (1,280)   (1,510)      (584)   (1,342)      (552)     (168)      (32)
    - trade receivables .......................         (423)     (499)    (1,047)     (532)    (1,066)       33        19
    - trade liabilities .......................        2,048     2,417      1,542     2,427      1,529       (10)       13
    - other assets and liabilities ............        2,118     2,501      1,247     1,150      1,475     1,351      (228)
                                                   ------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES .........        9,230    10,892     11,042     5,356      7,715     5,536     3,327
                                                   ------------------------------------------------------------------------

Purchases of fixed assets:
   - Increase in equipment on operating leases        (8,693)  (10,259)   (11,550)   (2,941)    (2,446)   (7,318)   (9,104)
   - Purchases of property, plant and equipment       (4,262)   (5,030)    (5,173)   (5,005)    (5,157)      (25)      (16)
   - Purchases of other fixed assets ..........         (165)     (195)      (202)     (156)      (177)      (39)      (25)
Proceeds from disposals of equipment on                5,208     6,146      4,948     3,379      2,516     2,767     2,432
operating leases...............................
Proceeds from disposals of fixed assets........          268       316        226       273        206        43        20
Payments for investments in businesses ........         (475)     (561)      (745)     (543)      (690)      (18)      (55)
Proceeds from disposals of businesses .........          969     1,144         96     1,012         83       132        13
(Increase) decrease in receivables from
financial services, net .......................       (3,254)   (3,840)    (9,945)      (45)       188    (3,795)  (10,133)
(Acquisition) disposition of securities
(other than trading), net .....................        1,386     1,636     (2,267)    1,050     (1,767)      586      (500)
Change in other cash ..........................            1         2        366       119        132      (117)      234
                                                   ------------------------------------------------------------------------
CASH USED FOR INVESTING ACTIVITIES ............       (9,017)  (10,641)   (24,246)   (2,857)    (7,112)   (7,784)  (17,134)
                                                   ------------------------------------------------------------------------

Change in financial liabilities (including
amounts for
commercial paper borrowings, net of [EURO](13,456)
($(11,403)) and [EURO](10) in 2001 and 2000,
respectively) .................................        2,991     3,530     11,423     1,162     (2,551)    2,368    13,974
Dividends paid (incl. profit transferred from
subsidiaries)..................................       (2,004)   (2,365)    (2,360)   (2,361)    (2,359)       (4)       (1)
Proceeds from issuance of capital stock (incl.
minority interests)............................           30        35         68        16        (95)       19       163
Purchase of treasury stock.....................          (37)      (44)       (67)      (44)       (67)        -         -
                                                   ------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES         980     1,156      9,064    (1,227)    (5,072)    2,383    14,136
                                                   ------------------------------------------------------------------------

Effect of foreign exchange rate changes on cash
and cash equivalents (maturing within 3 months)          457       540        305       495        283        45        22
                                                   ------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS (MATURING WITHIN 3 MONTHS) ........        1,650     1,947     (3,835)    1,767     (4,186)      180       351
                                                   ------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3
MONTHS)

  AT BEGINNING OF PERIOD ......................        6,001     7,082      8,761     6,400      7,859       682       902
                                                   ------------------------------------------------------------------------
  AT END OF PERIOD ............................        7,651     9,029      4,926     8,167      3,673       862     1,253
                                                   ========================================================================

FINANCIAL DIARY

2001/2002

INTERIM REPORT Q3 2001
October 23, 2001

ANNUAL RESULTS PRESS CONFERENCE
ANALYSTS' AND INVESTORS' CONFERENCE
February 20, 2002

ANNUAL MEETING
April 10, 2002


INVESTOR RELATIONS CONTACT


Stuttgart:
Phone....(+49) 711 17 92286/92261/95277
Fax......(+49) 711 17 94075/94109

New York:
Phone....(+1) 212 909 9081
Fax......(+1) 212 909 9085

Auburn Hills:
Phone....(+1) 248 512 2950
Fax......(+1) 248 512 2912

CONCEPT AND CONTENT:
DaimlerChrysler AG,
Investor Relations

This report and some additional
information on DaimlerChrysler is available on the Internet at:
www.DaimlerChrysler.com

This report has been printed on environmentally friendly paper.


DaimlerChrysler AG
Stuttgart, Germany
Auburn Hills, USA
www.daimlerchrysler.com

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

              UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                  Three Months Ended June 30,
                                                           ----------------------------------------
                                                                          CONSOLIDATED
                                                           ----------------------------------------
                                                             2001
                                                           (Note 1)          2001            2000
                                                           --------        --------        --------
   Revenues ............................................   $ 35,128   [EURO] 41,454   [EURO] 43,738
   Cost of sales .......................................    (29,335)        (34,618)        (35,378)
                                                           --------        --------        --------
GROSS MARGIN ...........................................      5,793           6,836           8,360
   Selling, administrative and other expenses ..........     (3,909)         (4,613)         (4,562)
   Research and development ............................     (1,192)         (1,407)         (1,466)
   Other income ........................................        327             387             428
   Turnaround plan expenses - Chrysler Group ...........          -               -               -
                                                           --------        --------        --------
INCOME BEFORE FINANCIAL INCOME .........................      1,019           1,203           2,760
   Financial income (expense), net .....................         (1)             (1)             59
                                                           --------        --------        --------
INCOME BEFORE INCOME TAXES .............................      1,018           1,202           2,819
   Income taxes ........................................       (399)           (471)         (1,074)
   Minority interests ..................................          -               -               3
                                                           --------        --------        --------
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE .................................        619             731           1,748
  Cumulative effect of a change in accounting principle:
    transition adjustment resulting from adoption of
    SFAS 133, net of taxes .............................          -               -               -
                                                           --------        --------        --------
NET INCOME .............................................        619             731           1,748
                                                           ========        ========        ========

EARNINGS PER SHARE
   Basic earnings per share
      Income before cumulative effect of a change in
       accounting principle ............................       0.62            0.73            1.74
      Cumulative effect of a change in
       accounting principle ............................          -               -               -
                                                           --------        --------        --------
      Net income .......................................       0.62            0.73            1.74
                                                           ========        ========        ========
   Diluted earnings per share
      Income before cumulative effect of a change in
       accounting principle ............................       0.62            0.73            1.73
      Cumulative effect of a change in
       accounting principle ............................          -               -               -
                                                           --------        --------        --------
      Net income .......................................       0.62            0.73            1.73
                                                           ========        ========        ========

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                  (IN MILLIONS)

                                                                             Three Months Ended June 30,
                                                             --------------------------------------------------------
                                                               INDUSTRIAL BUSINESS              FINANCIAL SERVICES
                                                             --------------------------------------------------------
                                                               2001            2000            2001            2000
                                                             --------        --------        --------        --------
   Revenues ............................................[EURO] 37,132   [EURO] 39,957    [EURO] 4,322    [EURO] 3,781
   Cost of sales .......................................      (30,719)        (32,047)         (3,899)         (3,331)
                                                             --------        --------        --------        --------
GROSS MARGIN ...........................................        6,413           7,910             423             450
   Selling, administrative and other expenses ..........       (4,275)         (4,257)           (338)           (305)
   Research and development ............................       (1,407)         (1,466)             --              --
   Other income ........................................          370             409              17              19
   Turnaround plan expenses - Chrysler Group ...........           --              --              --              --
                                                             --------        --------        --------        --------
INCOME BEFORE FINANCIAL INCOME .........................        1,101           2,596             102             164
   Financial income (expense), net .....................           (6)             58               5               1
                                                             --------        --------        --------        --------
INCOME BEFORE INCOME TAXES .............................        1,095           2,654             107             165
   Income taxes ........................................         (481)         (1,045)             10             (29)
   Minority interests ..................................            1               3              (1)             --
                                                             --------        --------        --------        --------
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE .................................          615           1,612             116             136
  Cumulative effect of a change in accounting principle:
    transition adjustment resulting from adoption of
    SFAS 133, net of taxes .............................           --              --              --              --
                                                             --------        --------        --------        --------
NET INCOME .............................................          615           1,612             116             136
                                                             ========        ========        ========        ========

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                       Six Months Ended June 30,
                                                              ----------------------------------------
                                                                             CONSOLIDATED
                                                              ----------------------------------------
                                                               2001
                                                              (Note 1)          2001            2000
                                                              --------        --------        --------
   Revenues ............................................  $     65,232   [EURO] 76,979   [EURO] 84,701
   Cost of sales .......................................       (55,090)        (65,011)        (68,488)
                                                              --------        --------        --------
GROSS MARGIN ...........................................        10,142          11,968          16,213
   Selling, administrative and other expenses ..........        (7,598)         (8,966)         (8,585)
   Research and development ............................        (2,491)         (2,940)         (3,019)
   Other income ........................................           485             573             656
   Turnaround plan expenses - Chrysler Group ...........        (2,582)         (3,047)             --
                                                              --------        --------        --------
INCOME (LOSS) BEFORE FINANCIAL INCOME ..................        (2,044)         (2,412)          5,265
   Financial income (expense), net .....................          (119)           (141)            336
                                                              --------        --------        --------
INCOME (LOSS) BEFORE INCOME TAXES ......................        (2,163)         (2,553)          5,601
   Income taxes ........................................           779             919          (2,162)
   Minority interests ..................................             6               8               2
                                                              --------        --------        --------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE .................................        (1,378)         (1,626)          3,441
  Cumulative effect of a change in accounting principle:
    transition adjustment resulting from adoption of
    SFAS 133, net of taxes .............................            --              --              12
                                                              --------        --------        --------
NET INCOME (LOSS) ......................................        (1,378)         (1,626)          3,453
                                                              ========        ========        ========

EARNINGS (LOSS) PER SHARE
   Basic earnings (loss) per share
      Income (loss) before cumulative effect of a change
       in accounting principle .........................         (1.37)          (1.62)           3.43
      Cumulative effect of a change in
       accounting principle ............................            --              --            0.01
                                                              --------        --------        --------
      Net income (loss) ................................         (1.37)          (1.62)           3.44
                                                              ========        ========        ========
   Diluted earnings (loss) per share
      Income (loss) before cumulative effect of a change
       in accounting principle .........................         (1.37)          (1.62)           3.40
      Cumulative effect of a change in
       accounting principle ............................            --              --            0.01
                                                              --------        --------        --------
      Net income (loss) ................................         (1.37)          (1.62)           3.41
                                                              ========        ========        ========

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                  (IN MILLIONS)

                                                                                 Six Months Ended June 30,
                                                                 --------------------------------------------------------
                                                                   INDUSTRIAL BUSINESS              FINANCIAL SERVICES
                                                                 --------------------------------------------------------
                                                                   2001            2000            2001            2000
                                                                 --------        --------        --------        --------
   Revenues ............................................    [EURO] 68,606   [EURO] 77,734   [EURO]  8,373   [EURO]  6,967
   Cost of sales .......................................          (57,489)        (62,386)         (7,522)         (6,102)
                                                                 --------        --------        --------        --------
GROSS MARGIN ...........................................           11,117          15,348             851             865
   Selling, administrative and other expenses ..........           (8,327)         (8,000)           (639)           (585)
   Research and development ............................           (2,940)         (3,019)             --              --
   Other income ........................................              543             611              30              45
   Turnaround plan expenses - Chrysler Group ...........           (3,047)             --              --              --
                                                                 --------        --------        --------        --------
INCOME (LOSS) BEFORE FINANCIAL INCOME ..................           (2,654)          4,940             242             325
   Financial income (expense), net .....................             (149)            332               8               4
                                                                 --------        --------        --------        --------
INCOME (LOSS) BEFORE INCOME TAXES ......................           (2,803)          5,272             250             329
   Income taxes ........................................              930          (2,078)            (11)            (84)
   Minority interests ..................................                9               2              (1)             --
                                                                 --------        --------        --------        --------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE .................................           (1,864)          3,196             238             245
  Cumulative effect of a change in accounting principle:
    transition adjustment resulting from adoption of
    SFAS 133, net of taxes .............................               --              10              --               2
                                                                 --------        --------        --------        --------
NET INCOME (LOSS) ......................................           (1,864)          3,206             238             247
                                                                 ========        ========        ========        ========

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (IN MILLIONS)

                                                               CONSOLIDATED
                                                 --------------------------------------
                                                       At June 30,      At December 31,
                                                 ----------------------
                                                   2001         2001         2000
                                                 (Note 1)
                                                 ---------    ---------    ---------
                                                       (unaudited)
ASSETS

    Intangible assets ........................   $   2,450 [EURO] 2,891 [EURO] 3,113
    Property, plant and equipment, net .......      36,247       42,774       40,145
    Investments and long-term financial assets      10,103       11,922       12,107
    Equipment on operating leases, net .......      33,018       38,965       33,714
                                                 ---------    ---------    ---------
  FIXED ASSETS ...............................      81,818       96,552       89,079
                                                 ---------    ---------    ---------
    Inventories ..............................      15,116       17,838       16,283
    Trade receivables ........................       6,531        7,707        7,995
    Receivables from financial services ......      46,882       55,324       48,673
    Other receivables ........................      12,942       15,273       14,396
    Securities ...............................       2,953        3,485        5,378
    Cash and cash equivalents ................       7,680        9,063        7,127
                                                 ---------    ---------    ---------
  NON-FIXED ASSETS ...........................      92,104      108,690       99,852
                                                 ---------    ---------    ---------
  DEFERRED TAXES .............................       2,860        3,375        2,436
                                                 ---------    ---------    ---------
  PREPAID EXPENSES ...........................       7,287        8,599        7,907
                                                 ---------    ---------    ---------
  TOTAL ASSETS ...............................     184,069      217,216      199,274
                                                 =========    =========    =========


LIABILITIES AND STOCKHOLDERS' EQUITY

    Capital stock ............................   $   2,211 [EURO] 2,609 [EURO] 2,609
    Additional paid-in capital ...............       6,174        7,286        7,286
    Retained earnings ........................      21,590       25,477       29,461
    Accumulated other comprehensive income ...       3,480        4,107        3,053
    Treasury stock ...........................          (8)          (9)          --
                                                 ---------    ---------    ---------
  STOCKHOLDERS' EQUITY .......................      33,447       39,470       42,409
                                                 ---------    ---------    ---------
  MINORITY INTERESTS .........................         403          475          519
                                                 ---------    ---------    ---------
  ACCRUED LIABILITIES ........................      36,009       42,493       36,441
                                                 ---------    ---------    ---------
    Financial liabilities ....................      78,557       92,703       84,783
    Trade liabilities ........................      15,175       17,908       15,257
    Other liabilities ........................       9,000       10,621        9,621
                                                 ---------    ---------    ---------
  LIABILITIES ................................     102,732      121,232      109,661
                                                 ---------    ---------    ---------
  DEFERRED TAXES .............................       4,803        5,668        5,480
                                                 ---------    ---------    ---------
  DEFERRED INCOME ............................       6,675        7,878        4,764
                                                 ---------    ---------    ---------
  TOTAL LIABILITIES ..........................     150,622      177,746      156,865
                                                 ---------    ---------    ---------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .     184,069      217,216      199,274
                                                 =========    =========    =========

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                  (IN MILLIONS)

                                                          INDUSTRIAL BUSINESS                 FINANCIAL SERVICES
                                                    --------------------------------   -------------------------------
                                                          At               At                At              At
                                                       June 30,       December 31,        June 30,      December 31,
                                                         2001             2000              2001            2000
                                                    --------------   ---------------   --------------  ---------------
                                                              (unaudited)                        (unaudited)
ASSETS

    Intangible assets .........................     [EURO]  2,687   [EURO]    2,907    [EURO]    204   [EURO]     206
    Property, plant and equipment, net ........            42,688            40,043               86              102
    Investments and long-term financial assets             10,755            10,967            1,167            1,140
    Equipment on operating leases, net ........             4,581             3,047           34,384           30,667
                                                    --------------  ----------------   --------------  ---------------
  FIXED ASSETS ................................            60,711            56,964           35,841           32,115
                                                    --------------  ----------------   --------------  ---------------
    Inventories ...............................            16,590            15,333            1,248              950
    Trade receivables .........................             7,348             7,617              359              378
    Receivables from financial services .......                36                30           55,288           48,643
    Other receivables .........................             6,297             6,414            8,976            7,982
    Securities ................................             2,800             4,195              685            1,183
    Cash and cash equivalents .................             8,201             6,445              862              682
                                                    --------------  ----------------   --------------  ---------------
  NON-FIXED ASSETS ............................            41,272            40,034           67,418           59,818
                                                    --------------  ----------------   --------------  ---------------
  DEFERRED TAXES ..............................             3,292             2,350               83               86
                                                    --------------  ----------------   --------------  ---------------
  PREPAID EXPENSES ............................             8,464             7,782              135              125
                                                    --------------  ----------------   --------------  ---------------
  TOTAL ASSETS ................................           113,739           107,130          103,477           92,144
                                                    ==============  ================   ==============  ===============

LIABILITIES AND STOCKHOLDERS' EQUITY

  STOCKHOLDERS' EQUITY ........................     [EURO] 29,375    [EURO]  35,825    [EURO] 10,095   [EURO]   6,584
                                                    --------------  ----------------   --------------  ---------------
  MINORITY INTERESTS ..........................               461               506               14               13
                                                    --------------  ----------------   --------------  ---------------
  ACCRUED LIABILITIES .........................            41,677            35,772              816              669
                                                    --------------  ----------------   --------------  ---------------
    Financial liabilities .....................            12,253             9,508           80,450           75,275
    Trade liabilities .........................            17,531            14,875              377              382
    Other liabilities .........................             7,677             7,068            2,944            2,553
                                                    --------------  ----------------   --------------  ---------------
  LIABILITIES .................................            37,461            31,451           83,771           78,210
                                                    --------------  ----------------   --------------  ---------------
  DEFERRED TAXES ..............................            (1,684)             (639)           7,352            6,119
                                                    --------------  ----------------   --------------  ---------------
  DEFERRED INCOME .............................             6,449             4,215            1,429              549
                                                    --------------  ----------------   --------------  ---------------
  TOTAL LIABILITIES ...........................            84,364            71,305           93,382           85,560
                                                    --------------  ----------------   --------------  ---------------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ..           113,739           107,130          103,477           92,144
                                                    ==============  ================   ==============  ===============

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (IN MILLIONS)

                                                                              Six Months Ended June 30,
                                                               -------------------------------------------------------
                                                                                    CONSOLIDATED
                                                               -------------------------------------------------------
                                                                   2001
                                                                 (Note 1)            2001                2000
                                                               --------------   ---------------   --------------------
Net income (loss) ........................................     $      (1,378)    [EURO] (1,626)          [EURO] 3,453
Income (loss) applicable to minority interests ...........                (6)               (8)                    (2)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Gains on disposals of businesses .....................              (443)             (523)                    (4)
    Depreciation and amortization of  equipment on
      operating leases....................................             2,959             3,492                  2,744
    Depreciation and amortization of fixed assets ........             3,007             3,548                  3,478
    Change in deferred taxes .............................              (972)           (1,147)                 1,391
    Equity (income) loss from associated companies .......               373               440                     (8)
    Cumulative effect of a change in accounting principle                  -                 -                    (12)
    Change in financial instruments ......................              (303)             (358)                  (495)
    Gains on disposals of fixed assets/securities ........              (404)             (477)                  (340)
    Change in trading securities .........................                79                93                     61
    Change in accrued liabilities ........................             1,411             1,665                   (382)
    Turnaround plan expenses - Chrysler Group ............             2,582             3,047                      -
    Turnaround plan payments - Chrysler Group ............              (138)             (163)                     -
    Changes in other operating assets and liabilities:
      - inventories, net .................................            (1,280)           (1,510)                  (584)
      - trade receivables ................................              (423)             (499)                (1,047)
      - trade liabilities ................................             2,048             2,417                  1,542
      - other assets and liabilities .....................             2,118             2,501                  1,247
                                                               --------------   ---------------   --------------------
CASH PROVIDED BY OPERATING ACTIVITIES ....................             9,230            10,892                 11,042
                                                               --------------   ---------------   --------------------

Purchases of fixed assets:
 - Increase in equipment on operating leases .............            (8,693)          (10,259)               (11,550)
 - Purchases of property, plant and equipment ............            (4,262)           (5,030)                (5,173)
 - Purchases of other fixed assets .......................              (165)             (195)                  (202)
Proceeds from disposals of equipment on operating leases..             5,208             6,146                  4,948
Proceeds from disposals of fixed assets...................               268               316                    226
Payments for investments in businesses ...................              (475)             (561)                  (745)
Proceeds from disposals of businesses ....................               969             1,144                     96
(Increase) decrease in receivables from financial
  services, net ..........................................            (3,254)           (3,840)                (9,945)
(Acquisition) disposition of securities (other than
  trading), net ..........................................             1,386             1,636                 (2,267)
Change in other cash .....................................                 1                 2                    366
                                                               --------------   ---------------   --------------------
CASH USED FOR INVESTING ACTIVITIES .......................            (9,017)          (10,641)               (24,246)
                                                               --------------   ---------------   --------------------

Change in financial liabilities (including amounts for
    commercial paper borrowings, net of [EURO](13,456)
    ($(11,403)) and [EURO](10) in 2001 and 2000, respectively)         2,991             3,530                 11,423
Dividends paid (incl. profit transferred from
    subsidiaries) ........................................            (2,004)           (2,365)                (2,360)
Proceeds from issuance of capital stock (incl. minority
    interests)............................................                30                35                     68
Purchase of treasury stock ...............................               (37)              (44)                   (67)
                                                               --------------   ---------------   --------------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES .........               980             1,156                  9,064
                                                               --------------   ---------------   --------------------

Effect of foreign exchange rate changes on cash and cash
    equivalents (maturing within 3 months) ...............               457               540                    305
                                                               --------------   ---------------   --------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
    (MATURING WITHIN 3 MONTHS) ...........................             1,650             1,947                 (3,835)
                                                               --------------   ---------------   --------------------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3 MONTHS)
    AT BEGINNING OF PERIOD ...............................             6,001             7,082                  8,761
                                                               --------------   ---------------   --------------------
    AT END OF PERIOD .....................................             7,651             9,029                  4,926
                                                               ==============   ===============   ====================

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                  (IN MILLIONS)

                                                                               Six Months Ended June 30,
                                                           -----------------------------------------------------------------
                                                                INDUSTRIAL BUSINESS               FINANCIAL SERVICES
                                                           ------------------------------  ---------------------------------
                                                               2001            2000             2001              2000
                                                           --------------  --------------  ----------------  ---------------
Net income (loss) ....................................     [EURO] (1,864)   [EURO] 3,206     [EURO]    238     [EURO]   247
Income (loss) applicable to minority interests .......                (9)             (2)                1                -
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Gains on disposals of businesses .................              (517)             (4)               (6)               -
    Depreciation and amortization of equipment on
      operating leases................................               139              79             3,353            2,665
    Depreciation and amortization of fixed assets ....             3,502           3,443                46               35
    Change in deferred taxes .........................            (1,780)            771               633              620
    Equity (income) loss from associated companies ...               441             (36)               (1)              28
    Cumulative effect of a change in accounting
    principle ........................................                 -             (10)                -               (2)
    Change in financial instruments ..................              (313)           (486)              (45)              (9)
    Gains on disposals of fixed assets/securities ....              (477)           (339)                -               (1)
    Change in trading securities .....................                93              61                 -                -
    Change in accrued liabilities ....................             1,554            (354)              111              (28)
    Turnaround plan expenses - Chrysler Group ........             3,047               -                 -                -
    Turnaround plan payments - Chrysler Group ........              (163)              -                 -                -
    Changes in other operating assets and liabilities:
      - inventories, net .............................            (1,342)           (552)             (168)             (32)
      - trade receivables ............................              (532)         (1,066)               33               19
      - trade liabilities ............................             2,427           1,529               (10)              13
      - other assets and liabilities .................             1,150           1,475             1,351             (228)
                                                           --------------  --------------  ----------------  ---------------
CASH PROVIDED BY OPERATING ACTIVITIES ................             5,356           7,715             5,536            3,327
                                                           --------------  --------------  ----------------  ---------------

Purchases of fixed assets:
 - Increase in equipment on operating leases .........            (2,941)         (2,446)           (7,318)          (9,104)
 - Purchases of property, plant and equipment ........            (5,005)         (5,157)              (25)             (16)
 - Purchases of other fixed assets ...................              (156)           (177)              (39)             (25)
Proceeds from disposals of equipment on operating
  leases..............................................             3,379           2,516             2,767            2,432
Proceeds from disposals of fixed assets...............               273             206                43               20
Payments for investments in businesses ...............              (543)           (690)              (18)             (55)
Proceeds from disposals of businesses ................             1,012              83               132               13
(Increase) decrease in receivables from financial
  services, net ......................................               (45)            188            (3,795)         (10,133)
(Acquisition) disposition of securities (other than
  trading), net ....................................               1,050          (1,767)              586             (500)
Change in other cash .................................               119             132              (117)             234
                                                           --------------  --------------  ----------------  ---------------
CASH USED FOR INVESTING ACTIVITIES ...................            (2,857)         (7,112)           (7,784)         (17,134)
                                                           --------------  --------------  ----------------  ---------------

Change in financial liabilities ......................             1,162          (2,551)            2,368           13,974
Dividends paid (incl. profit transferred from
  subsidiaries) ......................................            (2,361)         (2,359)               (4)              (1)
Proceeds from issuance of capital stock (incl.
  minority interests) ..............................                  16             (95)               19              163
Purchase of treasury stock ...........................               (44)            (67)                -                -
                                                           --------------  --------------  ----------------  ---------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES .....            (1,227)         (5,072)            2,383           14,136
                                                           --------------  --------------  ----------------  ---------------

Effect of foreign exchange rate changes on cash and
    cash equivalents (maturing within 3 months) ......               495             283                45               22
                                                           --------------  --------------  ----------------  ---------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
    (MATURING WITHIN 3 MONTHS) .......................             1,767          (4,186)              180              351
                                                           --------------  --------------  ----------------  ---------------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3 MONTHS)
    AT BEGINNING OF PERIOD ...........................             6,400           7,859               682              902
                                                           --------------  --------------  ----------------  ---------------
    AT END OF PERIOD .................................             8,167           3,673               862            1,253
                                                           ==============  ==============  ================  ===============

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

1.  PRESENTATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The condensed consolidated financial statements of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler" or the "Group") have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). All amounts herein are shown in millions of euros ("[EURO]") and as of and for the three and six months ended June 30, 2001, are also presented in millions of U.S. dollars ("$"), the latter being presented solely for the convenience of the reader, which is converted at the rate of [EURO]1= $0.8474, the Noon Buying Rate of the Federal Reserve Bank of New York on June 29, 2001.

    Certain prior period balances have been reclassified to conform with the Group's current period presentation.

    The information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The condensed consolidated financial statements should be read in conjunction with the December 31, 2000 consolidated financial statements and notes included in the Group's 2000 Annual Report on Form 20-F.

    For the Group's subsidiaries in Germany, depreciation expense for property, plant and equipment placed in service before January 1, 2001 is being recognized either using the straight-line method or the declining balance method until the straight-line method yields larger expenses. Property, plant and equipment placed in service at these companies after December 31, 2000 is depreciated using the straight-line method of depreciation. This change in accounting principle for new additions beginning January 1, 2001 was made to reflect improvements in the design and flexibility of manufacturing machinery and equipment and improvements in maintenance practices. These improvements have resulted in more uniform productive capacities and maintenance costs over the useful life of an asset, and straight-line depreciation is preferable in these circumstances. The effect of this change was not significant for the three and six months ended June 30, 2001.

    In 2000, the Emerging Issues Task Force reached a consensus on Issue 00-14, "Accounting for Certain Sales Incentives." The Issue requires that an entity recognizes a sales incentive at the latter of (1) the date at which the related revenue is recorded by the entity or (2) the date at which the sales incentive is offered. The Issue also requires that when recognized, the reduction in or refund of the selling price of the product or service resulting from any cash sales incentive should be classified as a reduction of revenue. If the sales incentive is a free product or service delivered at the time of sale, the cost of the free product or service should be classified as cost of sales. The consensus reached in the Issue was effective for DaimlerChrysler in its financial statements beginning April 1, 2001. Adoption of Issue 00-14 did not have a material impact on the Group's consolidated financial statements.

    In September 2000, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125." This statement revises the standards of accounting for securitizations and other transfers of financial assets and collateral and requires certain financial statement disclosures. SFAS 140 was effective for transactions occurring after March 31, 2001. Adoption of this standard did not have a material effect on the Group's consolidated financial statements.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

    In June 2001, the FASB unanimously voted in favor of SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS 142 will require that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS 142 will also require recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with the Standard until its life is determined to no longer be indefinite.

    DaimlerChrysler is required to adopt the provisions of SFAS 141 and SFAS 142 on January 1, 2002, with the exception of the immediate requirement to use the purchase method of accounting for all future business combinations completed after June 30, 2001. Early adoption and retroactive application of these Standards are not permitted. However, any goodwill and any intangible asset determined to have an indefinite useful life that is acquired in a business combination completed after June 30, 2001 will not be amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized until December 31, 2001.

    SFAS 141 will require the Group to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption. Upon adoption of SFAS 142, the Group will be required to reassess the useful lives and residual values of all intangible assets and make any necessary amortization period adjustments by March 31, 2002.

    In connection with the transitional impairment evaluation, SFAS 142 will require DaimlerChrysler to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, DaimlerChrysler must (1) identify its reporting units, (2) determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets to those reporting units, and (3) determine the fair value of each reporting unit. This first step of the transitional assessment is required to be completed by June 30, 2002. If the carrying value of any reporting unit exceeds its fair value, then detailed fair values for each of the assigned assets (excluding goodwill) and liabilities will be determined to calculate the amount of goodwill impairment, if any. This second step is required to be completed as soon as possible, but no later than December 31, 2002. Any transitional impairment loss resulting from the adoption will be recognized as the effect of a change in accounting principle in the Group's statement of income (loss). Because of the extensiveness of the efforts needed to comply, it is not practicable to reasonably estimate the impact of the adoption of these Statements is expected to have on the Group's financial statements.

    To enhance the readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the consolidated financial statements, information with respect to the financial position, results of operations and cash flows of the Group's industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

the separate U.S. GAAP financial position, results of operations or cash flows of the Group's industrial or financial services business activities. Transactions between the Group's industrial and financial businesses principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

2.  TURNAROUND PLAN FOR THE CHRYSLER GROUP

    The DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in February 2001. Key initiatives for the turnaround plan over the period 2001 through 2003 include a workforce reduction of 26,000 and an elimination of excess capacity. The workforce reduction will be achieved through retirements, special programs, attrition and layoffs. The reduction will affect represented and non-represented hourly and salary employees and is expected to be approximately 75 percent complete in 2001. To eliminate excess capacity, the Chrysler Group will idle or close certain manufacturing plants, eliminate shifts and reduce line speeds at certain manufacturing facilities, and adjust volumes at component, stamping and powertrain facilities.

    The charge recorded for the plan in the first half of 2001 was [EURO]3,047 million ([EURO]1,932 million net of taxes) and is presented as a separate line item on the accompanying consolidated statement of income (loss) ([EURO]2,521 million and [EURO]526 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively).

    The pretax amounts consisted of the following (in millions of [EURO]):

                                                Workforce         Asset       Other
                                               reductions      write-downs    costs     Total
                                           ----------------------------------------------------
RESERVE BALANCE JANUARY 1, 2001                         -                -       -           -
New charges ...........................              1,403             836      808      3,047
Payments...............................                (31)              -       (8)       (39)
Amount charged against assets .........               (321)           (836)     (22)    (1,179)
Currency translation adjustment .......                 47               -       36         83
                                           ----------------------------------------------------
RESERVE BALANCE MARCH 31, 2001                       1,098               -      814      1,912
                                           ====================================================
New charges ...........................                  -               -        -          -
Payments...............................                (69)              -      (55)      (124)
Amount charged against assets .........                (53)              -       (9)       (62)
Currency translation adjustment .......                 32               -       25         57
                                           ----------------------------------------------------
RESERVE BALANCE JUNE 30, 2001                        1,008               -      775      1,783
                                           ====================================================

    Workforce reduction charges relate to early retirement incentive programs ([EURO]467 million) and involuntary severance benefits ([EURO]936 million). The voluntary early retirement programs, accepted by 6,160 employees as of June 30, 2001, are formula driven based on salary levels, age and past service. In addition, 6,579 employees were involuntarily affected by the plan. The amount of involuntary severance benefits paid and charged against the liability in the first half of 2001 was [EURO]62 million.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

    As a result of the planned idling or closure of manufacturing facilities, the carrying values of the assets held for use at these plants were determined to be impaired as the identifiable, undiscounted future cash flows from the operation of such assets were less than their respective carrying values. In accordance with the provisions of SFAS 121, the Chrysler Group recorded an impairment charge of [EURO]836 million. The impairment charge represents the amount by which the carrying values of the property, plant, equipment and tooling exceeded their respective fair market values as determined by third party appraisals or comparative market analyses developed by the Chrysler Group.

    Other costs primarily include supplier contract cancellation costs.

    Other key initiatives of the plan include additional cost reduction and revenue enhancing measures. Specifically, in an effort to reduce costs, suppliers are being requested to voluntarily reduce the prices charged for materials and services by 5% effective January 1, 2001 and to work closely with the Chrysler Group to identify an additional 10% cost improvement over the period 2001 through 2002. Under the revenue enhancement measures of the turnaround plan, certain dealer programs were replaced with a new performance-based incentive program under which dealers may earn cash payments based on levels of achievement compared to pre-assigned monthly retail sales objectives.

    The Chrysler Group expects the actions of the turnaround plan to generate additional benefits through annual savings and profit improvements of [EURO]3.3 billion in 2001, positively impacting revenues and reducing variable and fixed costs within cost of sales and selling, administrative and other expenses. In 2001, the favorable cash impacts of the turnaround plan are expected to total [EURO]2.5 billion, net of related cash payments of [EURO]0.8 billion. The Chrysler Group estimates that the pre-tax charges for actions currently identified for 2002 will amount to [EURO]0.3 billion.

3.  ACQUISITIONS AND DISPOSITIONS

    In August 2000, DaimlerChrysler signed a sale and purchase agreement with the Canadian company Bombardier Inc. for the sale of DaimlerChrysler Rail Systems GmbH ("Adtranz"), for cash consideration. With the closing of the transaction on April 30, 2001, control over the operations of Adtranz was transferred to Bombardier on May 1, 2001. Accordingly, the operating results of Adtranz are included in the consolidated financial statements of DaimlerChrysler through April 30, 2001. The sales price of $725 million was adjusted to reflect the proceeds from the disposal of Adtranz' fixed installations business and is subject to further adjustments based on the financial performance of Adtranz through the closing date of the transaction. As of June 30, 2001, proceeds of $525 million have been received and a further $200 million are secured by a bank guarantee on first demand. Due to uncertainties with respect to the ultimate consideration to be received, the Group has deferred the final accounting for the sale of Adtranz pending resolution of such contingencies.

    In January 2001, the Group sold its remaining 10% interest in debitel AG to Swisscom for net proceeds of [EURO]305 million. The transaction resulted in a gain of [EURO]292 million which is included in financial income (expense), net.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

    On April 2, 2001, DaimlerChrysler completed the sale of 60% of the interest in its Automotive Electronics activities to Continental AG for [EURO]398 million, resulting in a pre tax gain of [EURO]209 million. The agreements confer on Continental the option to acquire from the Group, and DaimlerChrysler the option to sell to Continental, the Group's remaining 40% interest in the Automotive Electronics activities. The DaimlerChrysler option is exercisable from March 31, 2002 through August 1, 2004. The Continental option is exercisable from October 31, 2004 through November 1, 2005. The price for the remaining 40% interest ranges from [EURO]225 million to [EURO]235 million, depending upon when the option is exercised and various other factors. DaimlerChrysler accounts for the remaining interest in its Automotive Electronics activities using the equity method subsequent to the sale.

    In June 2001, Volvo AB transferred its 3.3% interest in Mitsubishi Motors Corporation ("MMC"), plus its operational contracts with MMC, to DaimlerChrysler for $297 million ([EURO]343 million). DaimlerChrysler now holds a 37.3% interest in MMC.

4.  CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE

    DaimlerChrysler elected to adopt SFAS 133 on January 1, 2000. Upon adoption of this Statement, DaimlerChrysler recorded a net transition adjustment gain of [EURO]12 million (net of income tax expense of [EURO]5 million) in the statement of income (loss) and a net transition adjustment loss of [EURO]349 million (net of income tax benefit of [EURO]367 million) in accumulated other comprehensive income.

5.  INVENTORIES

    Inventories are comprised of the following (in millions of [EURO]):

                                                                At June 30,          At December 31,
                                                                   2001                    2000
                                                           --------------------    --------------------
Raw materials and manufacturing supplies ................       [EURO]   2,970          [EURO]   2,495
Work-in-process .........................................                3,011                   5,232
Finished goods, parts and products held for resale ......               12,286                  10,726
Advance payments to suppliers ...........................                   52                     309
                                                           --------------------    --------------------
                                                                        18,319                  18,762
Less: Advance payments received .........................                 (481)                 (2,479)
                                                           --------------------    --------------------
                                                                        17,838                  16,283
                                                           ====================    ====================

6.  CASH AND CASH EQUIVALENTS

    As of June 30, 2001 and December 31, 2000, cash and cash equivalents include [EURO]34 million and [EURO]45 million, respectively, of deposits with original maturities of more than three months.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

7.  STOCKHOLDERS' EQUITY

    The changes in stockholders' equity for the six months ended June 30, 2001 follow (in millions of [EURO]):

                                                                         Accumulated other
                                                                        comprehensive income
                                                            -------------------------------------------------
                                       Additional           Cumulative   Available-  Derivative    Minimum
                              Capital   paid-in   Retained  translation   for-sale   financial     pension   Treasury
                               stock    capital   earnings  adjustment   securities  instruments  liability    stock     Total
                              ---------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2001       2,609     7,286    29,461        3,285        198         (408)        (22)         -    42,409
Comprehensive income:
  Net loss ................          -         -    (1,626)           -          -            -           -          -    (1,626)
  Other comprehensive income         -         -         -        1,742        (42)        (644)         (2)         -     1,054
                                                                                                                        ---------
  Total comprehensive loss                                                                                                  (572)
Purchase of capital stock .          -         -         -            -          -            -           -        (44)      (44)
Re-issuance of capital stock         -         -         -            -          -            -           -         35        35
Dividends .................          -         -    (2,358)           -          -            -           -          -    (2,358)
                              ---------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2001         2,609     7,286    25,477        5,027        156       (1,052)        (24)        (9)   39,470
                              ===================================================================================================

    Total comprehensive income of the Group for the three months ended June 30, 2001 and the three- and six-month periods ended June 30, 2000 was [EURO]1,046 million, [EURO]1,610 million and [EURO]3,983 million, respectively.

    During the first half of 2001, DaimlerChrysler purchased approximately 0.9 million and re-issued approximately 0.7 million of its Ordinary Shares in connection with an employee share purchase plan. At June 30, 2001, approximately
0.2 million Ordinary Shares were held in treasury designated for future issuances under employee share purchase plans.

    DaimlerChrysler is authorized through October 11, 2002 to acquire treasury stock for certain defined purposes up to a maximum nominal amount of [EURO]260 million of capital stock, representing approximately 10% of issued and outstanding capital stock.

8.  STOCK-BASED COMPENSATION

    In April 2000, the Group's shareholders approved a stock option plan which provides for the granting of stock options for the purchase of DaimlerChrysler Ordinary Shares to eligible employees. Options granted under this stock option plan are exercisable at a reference price per DaimlerChrysler Ordinary Share determined by the Supervisory Board plus a 20% premium. The options become exercisable in equal installments on the second and third anniversaries from the date of grant. All unexercised options expire ten years from the date of grant. If the market price per DaimlerChrysler Ordinary Share on the date of exercise is at least 20% higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20%.

    In May 2000, certain shareholders challenged the approval of this stock option plan at the stockholders' meeting on April 19, 2000. In October 2000, a regional court in Stuttgart (the Landgericht) dismissed the case and a higher court in Stuttgart (the Oberlandesgericht) dismissed an appeal in June 2001. The shareholders have the right to appeal these decisions (a Revision) to the Bundesgerichtshof until July 25, 2001.

    During the first half of 2001, the Group issued 18.7 million options at a reference price of [EURO]55.80.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

9.  ACCRUED LIABILITIES

    Accrued liabilities are comprised of the following (in millions of [EURO]):

                                                                               At June 30,     At December 31,
                                                                                  2001              2000
                                                                           -----------------  -----------------
Pension plans and similar obligations ................................     [EURO]    12,188   [EURO]    11,151
Income and other taxes ...............................................                1,799              2,192
Other accrued liabilities ............................................               28,506             23,098
                                                                           -----------------  -----------------
                                                                                     42,493             36,441
                                                                           =================  =================

10. SEGMENT REPORTING

    In the first quarter of 2001, DaimlerChrysler reorganized certain of its operating segments. Due to the exchange of the Group's controlling interest in DaimlerChrysler Aerospace for an equity method investment in the European Aeronautic Defence and Space Company ("EADS") in July 2000, the remaining businesses in the Aerospace segment and the investment in EADS were transferred to the Other segment. With the formation of the Powersystems business unit in January 2001, the operations of MTU/Diesel Engines were transferred from the Other segment to the Commercial Vehicles segment. Prior period amounts have been reclassified to conform with the current period basis of presentation.

    In the first quarter of 2001, DaimlerChrysler recorded other-than-temporary impairment charges ([EURO]83 million) and losses from equity investments ([EURO]35 million) related to its e-business activities. These expenses were included in the operating loss of the Other segment. During the second quarter, DaimlerChrysler allocated [EURO]107 million of these expenses (including [EURO]75 million of impairment charges) to Mercedes-Benz Passenger Cars & smart ([EURO]17 million), Chrysler Group ([EURO]54 million) and Commercial Vehicles ([EURO]36 million).

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

    Segment information for the three-month periods ended June 30, 2001 and 2000 follows (in millions of [EURO]):

                        Mercedes-
                          Benz
                        Passenger
                           Cars     Chrysler  Commercial                        Elimi-  Consoli-
                         & smart     Group     Vehicles    Services    Other   nations    dated
                        ----------- --------- ----------- ----------- -------- -------- ---------
June 30, 2001
  Revenues ............     11,949    18,041       7,029       3,847      588        -    41,454
  Intersegment sales ..        550       200         294         476      578   (2,098)        -
                        ----------- --------- ----------- ----------- -------- -------- ---------
  Total revenues ......     12,499    18,241       7,323       4,323    1,166   (2,098)   41,454

  Operating Profit
  (Loss) ..............        820      (182)         96         101      227     (128)      934

June 30, 2000
  Revenues ............     10,716    18,029       7,277       3,765    3,951        -    43,738
  Intersegment sales ..        697         9         430         820       34   (1,990)        -
                        ----------- --------- ----------- ----------- -------- -------- ---------
  Total revenues ......     11,413    18,038       7,707       4,585    3,985   (1,990)   43,738

  Operating Profit ....        753     1,163         406         220      156      (72)    2,626

    Segment information for the six-month periods ended June 30, 2001 and 2000 follows (in millions of [EURO]):

                        Mercedes-
                          Benz
                        Passenger
                           Cars     Chrysler  Commercial                        Elimi-  Consoli-
                         & smart     Group     Vehicles    Services    Other   nations    dated
                        ----------- --------- ----------- ----------- -------- -------- ---------
June 30, 2001
  Revenues ............     22,546    31,475      13,296       7,514    2,148        -    76,979
  Intersegment sales ..      1,125       388         561         859      717   (3,650)        -
                        ----------- --------- ----------- ----------- -------- -------- ---------
  Total revenues ......     23,671    31,863      13,857       8,373    2,865   (3,650)   76,979

  Operating Profit
  (Loss) ..............      1,490    (4,638)        (42)        542      (91)     (77)   (2,816)

June 30, 2000
  Revenues ............     19,869    36,859      14,066       7,194    6,713        -    84,701
  Intersegment sales ..      1,438       150         606       1,347      148   (3,689)        -
                        ----------- --------- ----------- ----------- -------- -------- ---------
  Total revenues ......     21,307    37,009      14,672       8,541    6,861   (3,689)   84,701

  Operating Profit ....      1,344     2,516         664         415      188      (49)    5,078

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


A reconciliation to operating profit (loss) follows (in millions of [EURO]):


                                                               Three months ended        Six months ended
                                                                     June 30,               June 30,
                                                               ------------------      ------------------
                                                                2001        2000        2001         2000
                                                               ------      ------      ------      ------

Income (loss) before financial income ....................      1,203       2,760      (2,412)      5,265
       Pension, postretirement and other benefit expenses
         other than service cost .........................       (154)        (64)       (218)        (92)
       Operating income (loss) from affiliated, associated
         and related companies ...........................        (69)         17        (385)         33
       Gain on disposal of debitel shares ................         --          --         292          --
       Miscellaneous .....................................        (46)        (87)        (93)       (128)
                                                               ------      ------      ------      ------
Consolidated operating profit (loss) .....................        934       2,626      (2,816)      5,078
                                                               ======      ======      ======      ======

11.   EARNINGS (LOSS) PER SHARE

    The computation of basic and diluted earnings (loss) per share for "Income
(loss) before cumulative effect of a change in accounting principle" is as follows (in millions of [EURO] or millions of shares, except earnings per share):


                                                              Three months ended         Six months ended
                                                                   June 30,                  June 30,
                                                             ---------------------     ----------------------
                                                               2001         2000         2001         2000
                                                             --------     --------     --------      --------
Income (loss) before cumulative effect of a change
   in accounting principle - basic .....................          731        1,748       (1,626)        3,441
   Interest expense on convertible bonds and notes
   (net of tax) ........................................            6            4           --             9
                                                             --------     --------     --------      --------
Income (loss) before cumulative effect of a change
   in accounting principle - diluted ...................          737        1,752       (1,626)        3,450
                                                             ========     ========     ========      ========


Weighted average number of shares outstanding - basic ..      1,003.2      1,003.3      1,003.2       1,003.3
    Dilutive effect of convertible bonds and notes .....         10.7         10.7           --          10.7
                                                             --------     --------     --------      --------
Weighted average number of shares outstanding - diluted       1,013.9      1,014.0      1,003.2       1,014.0
                                                             ========     ========     ========      ========

EARNINGS (LOSS) PER SHARE BEFORE CUMULATIVE EFFECT OF
    A CHANGE IN ACCOUNTING PRINCIPLE
    Basic ..............................................         0.73         1.74        (1.62)         3.43
                                                             ========     ========     ========      ========
    Diluted ............................................         0.73         1.73        (1.62)         3.40
                                                             ========     ========     ========      ========

    For the six months ended June 30, 2001, convertible bonds and notes were excluded from the computation of diluted loss per share due to their antidilutive effect as a result of the Group's loss before cumulative effect of a change in accounting principle.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


    Options issued in connection with the stock option plan approved in 2000 were not included in the computations of diluted earnings (loss) per share because the options' underlying exercise prices were greater than the average market prices for DaimlerChrysler Ordinary Shares for the periods presented.

12.   SUBSEQUENT EVENTS

    In July 2001, EADS N.V. and BAE Systems combined their Airbus activities in a new company called Airbus SAS. EADS holds an 80% interest in Airbus SAS and therefore fully consolidates Airbus SAS in its consolidated financial statements. As a result of the Group's 33% equity interest in EADS, DaimlerChrysler is expected to report a gain from this transaction in the financial income of the second half of the year.

13.   CONDENSED CONSOLIDATING FINANCIAL INFORMATION

    DaimlerChrysler AG, the parent company of the Group, fully and unconditionally guarantees certain publicly issued debt of its 100% owned subsidiary DaimlerChrysler North America Holding Corporation. The following condensed consolidating financial information for DaimlerChrysler AG, DaimlerChrysler North America Holding Corporation and all other subsidiaries on a combined basis set forth below is intended to provide investors with meaningful and comparable financial information about DaimlerChrysler AG and its subsidiary issuer. Investments and long-term financial assets includes the investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed consolidating financial information. Financial income (expense), net includes the income or loss related to such investments.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

    INTERIM CONDENSED CONSOLIDATING STATEMENTS OF INCOME


         SIX MONTHS ENDED JUNE 30, 2001
         ------------------------------                           DaimlerChrysler      Other
         (in millions of [EURO])             DaimlerChrysler AG    North America     subsidiaries Consolidating DaimlerChrysler AG
                                              (parent company)   Holding Corporation  (combined)   adjustments     (consolidated)
                                             ------------------  ------------------- ------------ ------------- ------------------
    Revenues ...............................           26,690              --          68,932         (18,643)         76,979
    Cost of sales ..........................          (20,779)             --         (62,728)         18,496         (65,011)
                                                      -------         -------         -------         -------         -------
GROSS MARGIN ...............................            5,911              --           6,204            (147)         11,968
    Selling, administrative and other expenses         (3,233)             (7)         (5,968)            242          (8,966)
    Research and development ...............           (1,298)             --          (1,717)             75          (2,940)
    Other income ...........................              129              --             520             (76)            573
    Turnaround plan expenses -
      Chrysler Group........................               --              --          (3,047)             --          (3,047)
                                                      -------         -------         -------         -------         -------
INCOME (LOSS) BEFORE FINANCIAL INCOME ......            1,509              (7)         (4,008)             94          (2,412)
    Financial income (expense), net ........           (2,417)         (3,962)          1,480           4,758            (141)
                                                      -------         -------         -------         -------         -------
INCOME (LOSS) BEFORE INCOME TAXES ..........             (908)         (3,969)         (2,528)          4,852          (2,553)
    Income taxes ...........................             (718)            639           1,023             (25)            919
    Minority interests .....................               --              --               8              --               8
                                                      -------         -------         -------         -------         -------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT
    OF A CHANGE IN ACCOUNTING PRINCIPLE ....           (1,626)         (3,330)         (1,497)          4,827          (1,626)
    Cumulative effect of a change in
      accounting principle .................               --              --              --              --              --
                                                      -------         -------         -------         -------         -------
NET INCOME (LOSS) ..........................           (1,626)         (3,330)         (1,497)          4,827          (1,626)
                                                      =======         =======         =======         =======         =======


         SIX MONTHS ENDED JUNE 30, 2000
         ------------------------------
         (in millions of [EURO])

    Revenues ...............................           24,519              --          77,897         (17,715)         84,701
    Cost of sales ..........................          (19,336)             --         (66,456)         17,304         (68,488)
                                                      -------         -------         -------         -------         -------
GROSS MARGIN ...............................            5,183              --          11,441            (411)         16,213
    Selling, administrative and other expenses         (2,853)             (4)         (6,039)            311          (8,585)
    Research and development ...............           (1,301)             --          (1,787)             69          (3,019)
    Other income ...........................              266              --             585            (195)            656
                                                      -------         -------         -------         -------         -------
INCOME (LOSS) BEFORE FINANCIAL INCOME ......            1,295              (4)          4,200            (226)          5,265
    Financial income (expense), net ........            2,600           1,761           1,599          (5,624)            336
                                                      -------         -------         -------         -------         -------
INCOME (LOSS) BEFORE INCOME TAXES ..........            3,895           1,757           5,799          (5,850)          5,601
    Income taxes ...........................             (442)            426          (2,256)            110          (2,162)
    Minority interests .....................               --              --               2              --               2
                                                      -------         -------         -------         -------         -------
INCOME BEFORE CUMULATIVE EFFECT OF
    A CHANGE IN ACCOUNTING PRINCIPLE .......            3,453           2,183           3,545          (5,740)          3,441
    Cumulative effect of a change in
      accounting principle .................               --              (6)             18              --              12
                                                      -------         -------         -------         -------         -------
NET INCOME .................................            3,453           2,177           3,563          (5,740)          3,453
                                                      =======         =======         =======         =======         =======

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


    INTERIM CONDENSED CONSOLIDATING BALANCE SHEETS


             JUNE 30, 2001                                         DaimlerChrysler     Other
         ---------------------                 DaimlerChrysler AG   North America   subsidiaries Consolidating DaimlerChrysler AG
         (in millions of[EURO])                 (parent company) Holding Corporation (combined)   adjustments    (consolidated)
                                               ----------------- ------------------- ----------- ------------- -----------------
ASSETS

      Intangible assets .....................                54             --          2,837             --           2,891
      Property, plant and equipment, net ....             6,306             --         36,468             --          42,774
      Investments and long-term financial
        assets ..............................            41,307         74,665         14,828       (118,878)         11,922
      Equipment on operating leases, net ....             2,976             --         36,053            (64)         38,965
                                                       --------       --------       --------       --------        --------
    FIXED ASSETS ............................            50,643         74,665         90,186       (118,942)         96,552
                                                       --------       --------       --------       --------        --------
      Inventories ...........................             5,699             --         12,655           (516)         17,838
      Trade, finance and other receivables ..             8,818          2,447         82,928        (15,889)         78,304
      Securities ............................             1,598             --          1,887             --           3,485
      Cash and cash equivalents .............               917            776          7,369              1           9,063
                                                       --------       --------       --------       --------        --------
    NON-FIXED ASSETS ........................            17,032          3,223        104,839        (16,404)        108,690
                                                       --------       --------       --------       --------        --------
    DEFERRED TAXES AND PREPAID EXPENSES .....             2,541             60         14,814         (5,441)         11,974
                                                       --------       --------       --------       --------        --------
    TOTAL ASSETS ............................            70,216         77,948        209,839       (140,787)        217,216
                                                       ========       ========       ========       ========        ========


LIABILITIES AND STOCKHOLDERS' EQUITY

    STOCKHOLDERS' EQUITY ....................            39,470         20,322         91,566       (111,888)         39,470
                                                       --------       --------       --------       --------        --------
    MINORITY INTERESTS ......................                --             --            475             --             475
                                                       --------       --------       --------       --------        --------
    ACCRUED LIABILITIES .....................             7,223          2,205         33,178           (113)         42,493
                                                       --------       --------       --------       --------        --------
      Financial liabilities .................            13,606         54,541         44,877        (20,321)         92,703
      Trade liabilities .....................             4,639             --         13,268              1          17,908
      Other liabilities .....................             2,232            880         10,182         (2,673)         10,621
                                                       --------       --------       --------       --------        --------
    LIABILITIES .............................            20,477         55,421         68,327        (22,993)        121,232
                                                       --------       --------       --------       --------        --------
    DEFERRED TAXES AND DEFERRED INCOME ......             3,046             --         16,293         (5,793)         13,546
                                                       --------       --------       --------       --------        --------
    TOTAL LIABILITIES .......................            30,746         57,626        118,273        (28,899)        177,746
                                                       --------       --------       --------       --------        --------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           70,216         77,948        209,839       (140,787)        217,216
                                                       ========       ========       ========       ========        ========

            DECEMBER 31, 2000
         -----------------------
         (in millions of [EURO])

ASSETS

      Intangible assets .....................                47             --          3,066             --           3,113
      Property, plant and equipment, net ....             5,504             --         34,641             --          40,145
      Investments and long-term financial
        assets ..............................            41,734         66,688          9,205       (105,520)         12,107
      Equipment on operating leases, net ....             2,832             --         30,939            (57)         33,714
                                                       --------       --------       --------       --------        --------
    FIXED ASSETS ............................            50,117         66,688         77,851       (105,577)         89,079
                                                       --------       --------       --------       --------        --------
      Inventories ...........................             4,859             --         12,052           (628)         16,283
      Trade, finance and other receivables ..            10,059            958         72,199        (12,152)         71,064
      Securities ............................             2,014              2          3,362             --           5,378
      Cash and cash equivalents .............             1,508          1,968          3,651             --           7,127
                                                       --------       --------       --------       --------        --------
    NON-FIXED ASSETS ........................            18,440          2,928         91,264        (12,780)         99,852
                                                       --------       --------       --------       --------        --------
    DEFERRED TAXES AND PREPAID EXPENSES .....             2,367             13         12,355         (4,392)         10,343
                                                       --------       --------       --------       --------        --------
    TOTAL ASSETS ............................            70,924         69,629        181,470       (122,749)        199,274
                                                       ========       ========       ========       ========        ========

LIABILITIES AND STOCKHOLDERS' EQUITY

    STOCKHOLDERS' EQUITY ....................            42,409         21,838         82,886       (104,724)         42,409
                                                       --------       --------       --------       --------        --------
    MINORITY INTERESTS ......................                --             --            519             --             519
                                                       --------       --------       --------       --------        --------
    ACCRUED LIABILITIES .....................             7,368            654         28,663           (244)         36,441
                                                       --------       --------       --------       --------        --------
      Financial liabilities .................            12,402         46,534         36,874        (11,027)         84,783
      Trade liabilities .....................             4,160             --         11,097             --          15,257
      Other liabilities .....................             1,570            603          9,441         (1,993)          9,621
                                                       --------       --------       --------       --------        --------
    LIABILITIES .............................            18,132         47,137         57,412        (13,020)        109,661
                                                       --------       --------       --------       --------        --------
    DEFERRED TAXES AND DEFERRED INCOME ......             3,015             --         11,990         (4,761)         10,244
                                                       --------       --------       --------       --------        --------
    TOTAL LIABILITIES .......................            28,515         47,791         98,584        (18,025)        156,865
                                                       --------       --------       --------       --------        --------
    TOTAL LIABILITIES AND STOCKHOLDERS'
     EQUITY .................................            70,924         69,629        181,470       (122,749)        199,274
                                                       ========       ========       ========       ========        ========

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


    INTERIM CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS


         SIX MONTHS ENDED JUNE 30, 2001                           DaimlerChrysler
         ------------------------------                             North America    Other
         (in millions of [EURO])                DaimlerChrysler AG    Holding     subsidiaries   Consolidating  DaimlerChrysler AG
                                                 (parent company)   Corporation    (combined)     adjustments     (consolidated)
                                                 -----------------  -----------   -------------  -------------  ------------------

CASH PROVIDED BY (USED FOR) OPERATING
   ACTIVITIES ..................................         2,294         (1,424)         3,368          6,654         10,892
                                                       -------        -------        -------        -------        -------

    Increase in equipment on operating leases ..        (1,167)            --         (9,110)            18        (10,259)
    Purchases of property, plant, equipment
      and other fixed assets ...................        (1,703)            --         (3,522)            --         (5,225)
    Proceeds from disposals of equipment on
      operating leases .........................           964             --          5,182             --          6,146
    Proceeds from disposals of fixed assets ....            18             --            298             --            316
    Payments for investments in businesses .....          (422)            --           (140)             1           (561)
    Proceeds from disposals of businesses ......           747             --            398             (1)         1,144
    (Increase) decrease in receivables from
      financial services, net ..................            33             --         (3,873)            --         (3,840)
    (Acquisition) disposition of securities
      (other than trading), net ................           250              2          1,384             --          1,636
    Change in other cash .......................          (428)        (4,304)          (525)         5,259              2
                                                       -------        -------        -------        -------        -------
CASH USED FOR INVESTING ACTIVITIES .............        (1,708)        (4,302)        (9,908)         5,277        (10,641)
                                                       -------        -------        -------        -------        -------

    Change in financial liabilities ............         1,190          4,420          6,214         (8,294)         3,530
    Dividends paid (incl. profits transferred
      from subsidiaries) .......................        (2,358)            --           (319)           312         (2,365)
    Other ......................................            (9)            --          3,949         (3,949)            (9)
                                                       -------        -------        -------        -------        -------
CASH PROVIDED BY (USED FOR) FINANCING
  ACTIVITIES ...................................        (1,177)         4,420          9,844        (11,931)         1,156
                                                       -------        -------        -------        -------        -------
Effect of foreign exchange rate changes
  on cash ......................................            --            114            426             --            540
                                                       -------        -------        -------        -------        -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIV.           (591)        (1,192)         3,730             --          1,947
                                                       -------        -------        -------        -------        -------
CASH AND CASH EQUIVALENTS
    AT BEGINNING OF PERIOD .....................         1,508          1,968          3,606             --          7,082
                                                       -------        -------        -------        -------        -------
    AT END OF PERIOD ...........................           917            776          7,336             --          9,029
                                                       =======        =======        =======        =======        =======


         SIX MONTHS ENDED JUNE 30, 2000
         ------------------------------
           (in millions of [EURO])

CASH PROVIDED BY (USED FOR) OPERATING
  ACTIVITIES ...................................         4,085         (1,040)         9,271         (1,274)        11,042
                                                       -------        -------        -------        -------        -------

    Increase in equipment on operating leases ..          (876)            --        (10,686)            12        (11,550)
    Purchases of property, plant, equipment
      and other fixed assets ...................        (1,357)            --         (4,018)            --         (5,375)
    Proceeds from disposals of equipment on
      operating leases .........................           633             --          4,315             --          4,948
    Proceeds from disposals of fixed assets ....           152             --             74             --            226
    Payments for investments in businesses .....          (443)            --           (302)            --           (745)
    Proceeds from disposals of businesses ......            --             --             96             --             96
    (Increase) decrease in receivables from
      financial services, net ..................          (615)            --         (9,330)            --         (9,945)
    (Acquisition) disposition of securities
      (other than trading), net ................           176           (189)        (2,254)            --         (2,267)
    Change in other cash .......................           480        (11,201)          (178)        11,265            366
                                                       -------        -------        -------        -------        -------
CASH USED FOR INVESTING ACTIVITIES .............        (1,850)       (11,390)       (22,283)        11,277        (24,246)
                                                       -------        -------        -------        -------        -------

    Change in financial liabilities ............          (784)        12,242            206           (241)        11,423
    Dividends paid (incl. profits transferred
      from subsidiaries) .......................        (2,358)            --         (1,504)         1,502         (2,360)
    Other ......................................             1             --         11,264        (11,264)             1
                                                       -------        -------        -------        -------        -------
CASH PROVIDED BY (USED FOR) FINANCING
  ACTIVITIES ...................................        (3,141)        12,242          9,966        (10,003)         9,064
                                                       -------        -------        -------        -------        -------
Effect of foreign exchange rate changes on
  cash .........................................            --             15            290             --            305
                                                       -------        -------        -------        -------        -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIV.           (906)          (173)        (2,756)            --         (3,835)
                                                       -------        -------        -------        -------        -------
CASH AND CASH EQUIVALENTS
    AT BEGINNING OF PERIOD .....................         1,366            320          7,075             --          8,761
                                                       -------        -------        -------        -------        -------
    AT END OF PERIOD ...........................           460            147          4,319             --          4,926
                                                       =======        =======        =======        =======        =======

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       DaimlerChrysler AG





                                       By:   /s/ ppa. Robert Koethner
                                             -----------------------------------
                                             Name:  Robert Koethner
                                             Title: Vice President
                                                    Chief Accounting Officer




                                       By:   /s/ i.V. Friedrich Siener
                                             -----------------------------------
                                             Name:  Dr. Friedrich Siener
                                             Title: Director





Date:  July 20, 2001